Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company:	The South Financial Group, Inc. Commission File No.: 0-15083
     This filing, which includes communications sent to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on July 12, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON JULY 12, 2010
1. TD Bank — Best North American Bank Euromoney
For the second year running TD Bank wins the best North American bank award, having succeeded in expanding further into the US retail market while increasing its revenues in its domestic territory of Canada. In 2009 and the first quarter of 2010, all of TD’s business segments were profitable. Despite the market conditions of 2009, the North American retail business contributed almost 80% of the firm’s total profits, at C$4.7 billion ($4.6 billion). Bharat Masrani quoted; Ed Clark mentioned. See full story
2. TD to create precious metals team The Globe and Mail
The bank’s TD Securities division is looking to hire about a dozen people to create a trading group that can handle gold, silver, platinum and palladium. Tim Gardiner, who ran Mitsui & Co.’s precious metals business, has been tapped to lead the venture. Pat Meneley (EVP, Wholesale Banking) quoted. See full story
3. Imagining the Next Wave of Bank M&A TheStreet.com
Now that the economy is healing, the rumblings are starting that traditional M&A is on its way back to the bank sector. There have already been a few smallish transactions, most recently privately held Eastern Bank Corp.’s$163 million agreement to acquireWainwright Bank & Trust(WAIN:NYSE) for a hefty premium. Then on Thursday, private equity stepped up as famed distressed investor Wilbur Ross led a $100 million investment in Sun Bancorp. Bharat Masrani quoted. See full story
4. Create a legacy worth leaving behind; But the monetary aspects also require attention National Post
My son, a Bruce Lee fan, had one of Lee’s quotes on the wall in his bedroom: “The key to immortality is first living a life worth remembering.” I’m not exactly a martial arts fan, but I’ve always liked the quote because, let’s face it, we all want to lead a life worth remembering. Immortality comes in the form of stories worth telling and a lasting legacy that benefits generations to come. Written by Patricia Lovett-Reid. See full story
5. Retired? Don’t count on it; Victoria-born Don Drummond just can’t stay out of the numbers game The Times Colonist (Victoria)
Don Drummond has clearly lost touch with his West Coast roots. The former TD Canada Trust chief economist just doesn’t seem to get the concept of retiring, taking it easy and enjoying a well-deserved break. Don Drummond quoted; Craig Alexander mentinoed. See full story
6. Protecting your holiday The Globe and Mail
There are so many things to worry about when you go on vacation: Will anyone notice the streaks in your spray-on tan? Will all the booze you packed put your baggage over the weight limit? Joanne Nosworthy (AVP, Account Recovery and Fraud Management, TD Canada Trust) quoted. See full story
7. You can’t beat brand newness The Toronto Star
When it’s time to buy a new vehicle, most people start out at the dealership looking at brand new cars featuring the latest designs, technical innovations and colours. They might ultimately decide to compromise and buy a used car, but grudgingly. TD Canada Trust mentioned. See full story
8. Homes the sweetest homes Edmonton Sun
Most Albertans planning on buying a new home have plans to buy a single-family home, according to the new TD Canada Trust Home Buyers Report. Farhaneh Haque (Sales Manager, Mobile Mortgage Specialists, TD Canada Trust) quoted. Similar article in Toronto Sun. See full story
9. L’assurance vie par petits morceaux [Life insurance in small pieces] La Presse
À quoi sert l’assurance vie-épargne de Desjardins? Vaut-il la peine d’éparpiller son assurance vie? See full story story
10. Wary markets brace for earnings season The Globe and Mail
The second-quarter earnings season that kicks off today may be the make-or-break test for a global recovery that suddenly looks to be sputtering. Beata Caranci (AVP and Deputy Chief Economist) quoted. See full story
11. ‘Off the charts’ job market; 93,200 rise caps record streak National Post
OTTAWA — Somebody forgot to tell Canada that the global economy is slowing down and, worse still, at risk of falling into the throes of a double-dip recession. Derek Burleton (VP and Deputy Chief Economist) quoted. See full story
12. Gutting of census stirs opposition to Harper The Toronto Star
Among the Hungarian refugees who came to Canada after the 1956 Soviet invasion was a young math graduate from Budapest. He joined the Dominion Bureau of Statistics as a junior clerk. Simultaneously, he earned a PhD from Carleton. In 1985 he became head of Statistics Canada. He made it the world’s most respected census agency, before retiring in 2008. Craig Alexander quoted. See full story
13. New sponsorship deal has Theatre Under the Stars covered Vancouver Courier
Four years after Theatre Under the Stars looked like it might wind up underground, the Stanley Park summer attraction has secured corporate funding for the first time in its 64-year history. Claire Townsend (Corporate and Public Affairs) quoted. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. TD Bank — Best North American Bank
Euromoney
July 2010
For the second year running TD Bank wins the best North American bank award, having succeeded in expanding further into the US retail market while increasing its revenues in its domestic territory of Canada. In 2009 and the first quarter of 2010, all of TD’s business segments were profitable. Despite the market conditions of 2009, the North American retail business contributed almost 80% of the firm’s total profits, at C$4.7 billion ($4.6 billion).
TD Bank is now the 13 th largest bank in the US by deposits via organic growth and acquisition, with 1,100 branches across the country.
In a market that is saturated and facing consolidation, with more than 8,000 banks, TD has managed to differentiate itself from the traditional US retail banking model and win market share from longstanding incumbents. Bharat Masrani, president and chief executive of TD Bank in the US, says it is the service that the bank is offering that is winning customers. TD Bank goes a step further than its competitors in fulfilling its motto of America’s most convenient bank.
“In stores that allow for it, our employees can walk you to your car under an umbrella if it is raining,” says Masrani. “We’ll give your dog biscuits and water so you can feel comfortable bringing your pets into a store. We make banking fun for children so they can use our Penny Arcade change counters and win prizes while the parents are carrying out their banking business. It attracts a deeper relationship. Good service is the only sustainable competitive advantage now in the US retail industry.” The strategy is working. In the second fiscal Canadian quarter, reported in May, the US retail business produced net income of $241 million, up 45% from the same period in 2009.
That income has come not only from organic growth, where TD added 32 branches last year and hopes to add 33 in 2010; it will also add more via acquisition. Commerce Bank is now completely absorbed and TD Bank Financial Group president and chief executive Ed Clark has turned his eye to acquiring banks that are being sold off by the Federal Deposit Insurance Corporation. Through these acquisitions, the bank will become a top-10 player in Florida and a top-five player in South Carolina. Masrani says the acquisitions make sense from a risk-profile perspective.
“We’ve been very sensible through the cycle, avoiding the carnage and not getting involved in risky investments,” Masrani says. “We don’t want to disturb that; the FDIC deals do not come with catastrophic risk so it makes sense for us. If there are larger banks for sale outside the FDIC-guaranteed deals, we will consider them, but with a considerable amount of due diligence.”
At home in Canada, TD Bank is also gaining market share. In 2009, personal and commercial lending grew by a little under 13% compared with just 5% among its Canadian peers. In the second fiscal Canadian quarter of this year, net income of the bank’s Canadian retail business grew 31% year on year and 6% over the first quarter.
As the financial crisis passes, the importance of regaining the trust of banking customers is crucial to building reputation and winning clients.
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2. TD to create precious metals team
The Globe and Mail
07/12/2010
BOYD ERMAN
Pg. B1
As gold shines ever brighter, Toronto-Dominion Bank plans to take advantage by building a precious metals trading team.
The bank’s TD Securities division is looking to hire about a dozen people to create a trading group that can handle gold, silver, platinum and palladium. Tim Gardiner, who ran Mitsui & Co.’s precious metals business, has been tapped to lead the venture.
TD hasn’t been known as a top player in mining and precious metals. With metal prices soaring and Canada home to many of the world’s publicly traded metals companies, the bank wants to do more.
“It’s a really interesting growth market,” said Patrick Meneley, head of investment banking atTD Securities . He said trading is “highly specialized and very intricate, and fits hand-in-glove with our investment-banking and sales and trading businesses.”
By building a trading team, TD is hoping to do more business for its corporate clients in the mining world, by helping them buy, sell and hedge the metals they produce. That may help the firm win more deals with miners.

“There are a lot of ways clients use metals traders to manage their risk,” Mr. Meneley said.
Buyers of metals, both big and small, will also potentially be customers.
At the big end of the scale are manufacturers and huge investors. For example, an auto-parts company might need to line up supplies of palladium for catalytic converters. Central banks, oil refiners (which also need palladium), chemical producers and commodity investment funds are all potential clients that TD is aiming for.
The trading business could also allow TD to offer products such as gold-linked notes sold to individuals through the bank’s retail brokers.
The TD group will have to compete with some well-established rivals abroad and at home, including Bank of Nova’s ScotiaMocatta metals trading arm, which is probably the best known in Canada.
TD is building on its experience with a natural gas trading business it started about five years.
The bank found that helped to feed its investment banking business by giving the firm an edge on deals for companies that produce natural gas, Mr. Meneley said.
The metals team will include researchers, traders and sales people to drum up business. They will be based in Toronto, London and Singapore. The bank expects to be ready to go in the fall.
At the same time, TD is bringing on a high-ranking mining investment banker in Ron D’Ambrosio.
The firm hired him away from rival Macquarie Capital Markets.
Mr. D’Ambrosio will be a managing director in TD’s global mining group.
The hiring is part of a push to win more mandates helping mining companies as they buy and sell rivals and as they raise money.
“We’re going to continue to grow that team,” Mr. Meneley said.
“We’re definitely not done. The Canadian market is a global hub for mining. People come to Canada to do deals, and we believe there are great opportunities in this market to continue to grow.”
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3. Imagining the Next Wave of Bank M&A
TheStreet.com
07/09/2010
LAURIE KULIKOWSKI
Now that the economy is healing, the rumblings are starting that traditional M&A is on its way back to the bank sector.
There have already been a few smallish transactions, most recently privately held Eastern Bank Corp.’s$163 million agreement to acquire Wainwright Bank & Trust (WAIN:NYSE) for a hefty premium. Then on Thursday, private equity stepped up as famed distressed investor Wilbur Ross led a $100 million investment in Sun Bancorp.
But the big deals may have to wait a while. Potential acquirers still need word on capital requirements from regulators, and a return to normalized earnings remains beyond the horizon. Banks that might be open to selling themselves are of course dealing with many of the same issues. The eventual shape of finreg and increased competition for failed institutions are also evolving factors. But when the things do pick up, the activity could be brisk.
“This cycle is going to be even bigger than usual,” says analyst Bob Patten of investment bank Morgan Keegan, which is owned by Regions Financial (RF:NYSE).
Patten predicts the first wave of mergers will be so-called “takeunders” of small banks by larger regional banks looking for fill-in acquisitions. He expects the “transformational” deals to come along in 2011. FDIC-assisted deals for failed or teetering institutions, such as TD Bank’s agreement to purchase the troubled The South Financial Group(TSFG:NYSE) in May are expected to continue to dominate in the near-term as the industry isn’t quite out of the woods when it comes to credit costs just yet.
>>>10 Potential Small Bank Takeout Targets
Michael Rose, vice president of equity research at Raymond James & Associates, thinks the pace of economic recovery will be key to timing the next wave of bank M&A as management teams need to get more comfortable with being able to value the troubled assets of targets.
Rose predicts consolidation over the next five to 10 years will bring the current tally of more than 8,000 banks in the United States down to roughly 6,000 banks.
The most likely buyers will be the large and mid-size regional banks. The “too big to fail” bunch — mainly Bank of America (BAC:NYSE), JPMorgan Chase (JPM:NYSE), Citigroup (C:NYSE) and Wells Fargo (WFC:NYSE) — could find it tough to participate as they deal with their sprawling businesses and finreg’s impact. Although they could jump in under the right circumstances, as this article later theorizes.
Foreign names like Canada’s TD Bank, Barclays (BCS:NYSE), Spain’s BBVA (BBVA:NYSE) and Banco Santander (STD:NYSE) also constitute a force to be reckoned with as they are itching for a larger piece of the U.S. consumer.
“When it comes, I think it’s going to be something like an arms race so to speak. Once one of them gets comfortable with doing these transactions,” more banks will do them, Rose says. “At some point — it’s not yet — but when this M&A wave does start, you’re going to see the stocks of these companies rebuild in an M&A premium.”
So what kind of deals will we see when the cycle kicks in?
The Southeast looks like it could be ripe for significant consolidation. Banks of all sizes sought to capitalize on the massive residential housing wave there, and many of these banks are now sitting on mortgages, residential construction, and land and development loans that soured since the downturn.
That being said, the common historical view is that “banks are sold, not bought,” meaning that no deal will get done unless a potential seller’s management team is willing to entertain discussions.
For this article, we decided to look at three sizable regional banks in the South that could be potential sellers over the next few years. All three have yet to pay back TARP funds and are still reporting losses while struggling against overwhelming amounts of troubled commercial and residential loans. Once we settled on who might end up on the block, the next logical step was to make an educated guess about who might be the logical buyer. Here then are three potential hookups:
3. TD Bank and Synovus (SNV:NYSE)

Headquarters: Cherry Hill, N.J./Portland, Maine and Columbus, Ga.
Combined Branches: approximately 1,300
Combined Deposits: approximately $120 billion
Combined Assets: $192 billion
Why This Merger: From a geographic standpoint, Synovus’ large presence in Georgia, South Carolina as well as Florida, complements TD Bank ’s “Maine-to-Florida” strategy. Despite a recent large capital raise, Synovus may also be a willing seller in the not so distant future either due to board and/or management exhaustion as it works through its credit troubles.
Commentary: As the U.S. bank subsidiary to Toronto-Dominion Financial Corp.(TD:NYSE), TD Bank has been aggressively expanding south of the Canadian border for the last five years.
The march began in 2005 when it bought a majority stake in what was once Banknorth of Portland, Maine. TD then bought out the rest of the bank in 2007. It followed that deal up with the acquisition of Mid-Atlantic powerhouse Commerce Bank one year later. Most recently, TD Bank made an entry into Florida through the April FDIC-assisted acquisitions of Riverside National Bank of Florida, First Federal Bank of North Florida and American First Bank, as well as the previously mentioned agreement to acquire South Financial in May.
The Canadian bank is busy these days integrating the multitude of systems and operations that come along with rapid acquisitions, however TD Bank ’s CEO Bharat Masrani said at a recent investor presentation that the bank isn’t ruling out further acquisitions.
"[S]hould a compelling opportunity come up, either an FDIC-assisted transaction or one where the risks are clearly understood and manageable, we would be willing to take a look, provided our current integration plans are finalized and well under way to execution,” Masrani said.
Synovus has its fair share of commercial loan problems that it must continue to wade through.
It’s a “very challenging market” and it’s been a “very exhaustive process” on Synovus’ management team, Mogan Keegan’s Patten says. “Over the long haul, the board will start to consider their strategic alternatives,” and its attractive capital cushion will appeal to buyers, especially to buffer against further writedowns in its loan portfolio, he posits.
One other factor which may induce Synovus to sell — longtime Chairman and CEO Richard Anthony took a leave of absence for medical reasons in June. While the board named temporary replacements to fill Anthony’s position, if Anthony were to be replaced permanently, the board may decide that a sale is the best alternative for shareholders.
For now though Synovus has bought itself time by completing a capital raise of over $1 billion in May.
But Synovus “fits the profile of a highly coveted acquisition candidate,” Rose of Raymond James says, noting that it’s one of the few banks with size and scale in the South, particularly in Georgia and Florida, which will “become more valuable over time.”
2. JPMorgan Chase (JPM:NYSE) and SunTrust Banks (STI:NYSE)
Headquarters: New York and Atlanta

Combined Branches: 6,800
Combined Deposits: $1.04 trillion
Combined Assets: $2.2 trillion
Why This Merger: SunTrust has long been known as the JPMorgan of the South so why not make it official? Seriously though, SunTrust provides across-the-board banking and investment services to consumers and institutional customers, like, you guessed it, JPMorgan! The bank is also located in an area where JPMorgan lacks significant presence, but may want to eventually gain access, given the large amount of retirement assets in region as well as SunTrust’s relationships with area businesses.
Commentary: Lots of ifs, ands or buts come along with raising the prospect of this deal, but in theory it does make sense. We know that JPMorgan’s CEO Jamie Dimon is looking outside of the U.S. for future growth. We know that the banking titan is hitting the deposit cap limit, if it hasn’t already surpassed it. We know it is still integrating Washington Mutual and Bear Stearns and we know that banks are sold not bought.
But let’s say in two to three years, SunTrust’s management decides to test the waters.
If the price is right, Dimon is smart enough to figure a way to get the deal done.
“I don’t think you can discount JPMorgan,” says Raymond James’ Rose, who does not cover JPMorgan, adding that historically SunTrust’s valuation included an M&A premium in the stock.
To be fair, JPMorgan wouldn’t be the only bank looking at SunTrust. Other banks including foreign banks (rumors surfaced that Barclays was sniffing around the bank this week), and perhaps even a U.S. Bancorp (USB:NYSE) may want a piece of the Southeast via SunTrust.
1. BB&T (BBT:NYSE) and Regions Financial (RF:NYSE)
Headquarters: Winston-Salem, N.C. and Birmingham, Ala.
Combined Branches: approximately 3,700
Combined Deposits:$202.4 billion
Combined Assets:$300.9 billion
Why This Merger: Again, another combination that has been posited in the past, but that doesn’t change the fact that BB&T could gain some major cost savings from the overlap of franchises, while at the same time picking up complementary adjacent markets that would make the combined entity a true Southern powerhouse.
Commentary: BB&T has long been friendly to M&A and states in its investor presentation materials that it is looking for banks and thrifts with “compatible cultures” to enhance its banking franchise. The North Carolina-based bank completed one of the largest FDIC-assisted deals of last year by purchasing Colonial Bank.
Morgan Keegan’s Patten says BB&T is likely to play defense, given that banks headquartered outside of the South are eager for real estate in that area of the country, such as TD Bank and Fifth Third (FITB:NYSE). Patten doesn’t discount the possibility of any “substantial in-market” deal for BB&T.
“Looking forward, my view is that [BB&T CEO] Kelly King and the rest of management see the banking environment as a slower growth revenue scalable environment and the only way to out-earn peers is by integrating strategic acquisitions with good cost saves,” says Patten, who declined to comment specifically on the potential for a BB&T/Regions transaction because Morgan Keegan is owned by Regions.)
Regions has been named more than once as a potential seller, including in a recent research report from Credit Suisse that listed the bank as one of its four names with the “highest probability” of a takeout sometime next year.
Analysts say that the culture at Regions, which is a culmination of three large bank mergers including the 2004 merger with Union Planters and the 2006 merger with AmSouth, never really meshed well, which could give BB&T a leg up.
With the economy off its 2008-2009 lows, BB&T CEO King has said that the bank will turn back to unassisted deals, so who knows?
"[W]e’re not opposed to looking at unassisted deals at this point, but we are remaining firm in terms of having a conservative view with regard to the economics of it,” King said in a recent conference call.
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4. Create a legacy worth leaving behind; But the monetary aspects also require attention
National Post
07/10/2010
PATRICIA LOVETT-REID
Pg. FP12
My son, a Bruce Lee fan, had one of Lee’s quotes on the wall in his bedroom: “The key to immortality is first living a life worth remembering.” I’m not exactly a martial arts fan, but I’ve always liked the quote because, let’s face it, we all want to lead a life worth remembering. Immortality comes in the form of stories worth telling and a lasting legacy that benefits generations to come.
Creating a legacy is about much more than just money, but the monetary aspect requires careful attention. While we work to build wealth to satisfy our present needs, we also want to secure the well-being of our families, both while we’re alive and through our estates when we pass on. Think about this as more than just estate planning — you are creating a sustainable legacy.
MANAGING YOUR ESTATE
One of the biggest challenges to creating a sustainable legacy is the tax implications upon death. When you die, the total value of your registered assets is included as income in the year of your death, and all of your capital assets (such as your investment portfolio and recreational real estate) are assumed to have been sold immediately before death. This deemed sale may trigger a sizeable capital gain, 50% of which is taxable. In addition, the estate assets may be subject to probate fees or taxes. In some provinces (such as Ontario and British Columbia), these can be quite large.
A quick win is to designate a beneficiary to your registered accounts. This allows your RRSP or RRIF to avoid probate and pass directly to the beneficiaries (in most provinces, except Quebec).
You can also use a financial planning strategy know as the Personal Asset Transfer Plan. This plan moves savings from a tax-exposed investment to a tax-exempt universal life insurance policy. The policy provides immediate life insurance protection. The investment within the policy accumulates on a tax-deferred basis, so your heirs will receive the proceeds tax-free.

There are many options to help reduce taxes and fees. Talk to a financial advisor who can help you determine the best strategy for your personal situation.
HAVE ‘THE TALK’
Key to creating a sustainable legacy is ensuring that your family understands your wishes. I was talking with a woman at a cocktail party recently about the importance of communicating your thoughts with your family and she said to me, “I don’t need to do that. I always tape my will to my fridge because even in periods of despair, my family will want to eat and they will find it.”
Posting your will in the kitchen is not estate planning. Have “the talk” with your family about what you would like to have happen once you are gone. Share what is important to you and explain how and why you have made the decisions you have. This eliminates all of the second guessing and ensures your legacy is in fact your legacy.
INSTILLING YOUR VALUES
An important aspect to creating a sustainable legacy is philanthropy. Make philanthropy a family affair by instilling values in your children about the importance of giving back. That “giving back” should be financial, but it can also be a donation of your time. Consider volunteering as a way to share your expertise. Set an example for your children that they can follow in their lifetimes.
Winston Churchill is said to have uttered: “You make a living by what you get; you make a life by what you give.” Living by these words would lead to a life well-lived and remembered.
-Patricia Lovett-Reid, senior vice-president, TD Waterhouse, is one of Canada’s leading authorities on personal finance.
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5. Retired? Don’t count on it; Victoria-born Don Drummond just can’t stay out of the numbers game
The Times Colonist (Victoria)
07/10/2010
ANDREW A. DUFFY
Pg. B1
Don Drummond has clearly lost touch with his West Coast roots.
The former TD Canada Trust chief economist just doesn’t seem to get the concept of retiring, taking it easy and enjoying a well-deserved break.
He was supposed to have retired this month from his post as one of this country’s most influential economic experts.
He didn’t, really.
“I guess I traded in one full-time position for three part-time positions,” said Drummond from his Toronto home.
After 10 years with the bank, Drummond, 56, born and raised in Victoria and a graduate of the University of Victoria in 1976, has handed off his chief economist and vice-president role to TD’s Craig Alexander.

But he remains with the bank in a part-time capacity “for a year to ensure both parties are happy.”
He has also taken on two roles at Queen’s University, where he received his Masters degree in economics.
Drummond is the Matthews Fellow and Distinguished Visiting Scholar at the school of policy studies, and as of January he will start teaching a course on economic issues and public policy.
“I remember thinking when I decided to retire I was worried I wouldn’t have much to do,” he said. “That didn’t last long.”
Indeed, when news hit that Drummond was retiring from the bank, he had no fewer than 35 different offers.
The positions he’s taken, he hopes, will allow him to spend more time with his family, something that drove him to retire the first time around.
“One of the selling features to the family when we moved from Ottawa [and the federal finance ministry] to Toronto [and TD Economics] was to be home more. That didn’t turn out to be the case,” he said.
In recent years, Drummond has been on the road more than he’s been home, doing in excess of 150 speaking engagements across the country each year.
And that schedule was about to become more hectic, as there was pressure to add more client meetings in the American branches.
“The job at TD was fantastic but so much travel started to wear a bit thin,” he said, adding his best piece of advice to Alexander would be to cut down on the client presentations. “That’s unfortunate, and ironic as it’s something I essentially built from scratch.
“I find it’s hard for you to change it yourself, because for years I drove hard for our business units to create those client events across the country and it’s gets hard after a while to say, ‘I’m not going to come to that event,’ “ he said. “It’s much easier for the new guy to say, ‘that [Drummond] was an idiot, we’re not doing that.”
Drummond already misses the job, if not the air travel, and says he has good timing to thank for his enjoyment in his career overall.
Drummond spent 23 years within the federal finance ministry and was a senior figure during the mid-’90s when the government tackled Canada’s serious debt and deficit issues, a period that while difficult for all Canadians was fascinating for an economist with a yen for public policy.
And though he joined TD in 2000, when the economy was in his mind “coasting,” that all changed in the last three years, which he also considers a career highlight.
“I wouldn’t have wanted to miss the deficit-reduction years in government, that experience in the mid-1990s and the last couple of years working in the finance sector has been fascinating,” he said.
Of the recent economic turmoil, Drummond says: “You have to be careful, as you’re talking to wealth-management clients who have lost a great deal of money, but as an economist there couldn’t possibly have been a better time. Every day was fascinating, you wake up every Monday to see some startling new action from banks that have never been contemplated before.”
Drummond takes some pride in Canada coming out of a deep global recession in relatively good shape, noting the hard work in the mid-1990s paid off.
“Some other countries are sunk fiscally for years if not decades, and I think we saved Canada from that. We have a deficit problem but we will probably be out of it in three to five years for the federal [government] and most of the provinces as well,” he said. “We went through a kind of shock therapy for three to four years in extreme form and got out of that, the rest of them will be hammered for a long period of time.”
Drummond still has some concerns about the Canadian economy, but they tend to revolve around the same things as they always have — productivity — which he says he has obsessed over for decades.
“So many of the things people like me said ought to be done 20 years ago have been done, but the record has gotten worse,” he said. “We can have solid banks, more solid household balance sheets and business balance sheets than the rest of the world, but if we’re not generating productivity growth we can’t sustain real income growth.”
Drummond has become more convinced it is no longer a public-policy issue, but may be something ingrained in the psyche of the Canadian business management class.
“Maybe we’re not as aggressive or entrepreneurial as one might hope,” he said, though he was quick to add the history of the nation hasn’t done many favours by creating protected markets, high tariff barriers, Crown agencies and restrictions on foreign competition.
“It’s a little much to expect you to wave a wand and add free trade and all of a sudden everyone’s mentality changes,” he said. “It takes a while and it may take the next generation, university educated with foreign experience and maybe they will be different.”
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6. Protecting your holiday
The Globe and Mail
07/12/2010
DIANNE NICE
Pg. B8
There are so many things to worry about when you go on vacation: Will anyone notice the streaks in your spray-on tan? Will all the booze you packed put your baggage over the weight limit?
According to Joanne Nosworthy, associate vice-president of account recovery and fraud management at TD Canada Trust, there’s something else you should worry about: debit and credit card fraud.
She offers several tips for keeping your cards safe:
Write down the card issuer’s phone number. On the back of all credit and debit cards, there’s a phone number to reach the issuer in case the card is lost or stolen. The card issuer can usually send you a replacement card within 24 hours or can direct you to a bank branch for immediate assistance. If you don’t write down these numbers and the cards go missing, however, you won’t know who to call and will lose valuable time.
Protect your PIN. When conducting a transaction at an ATM or making a debit or credit card purchase, use your hand or body to shield the keypad when you enter your PIN, even if the device you are using has a visor.
Keep track of everything. Hang on to your receipts and keep them together. When your account statements arrive after returning home, review them to ensure all transactions and charges are correct.
Notify your card issuer. To discourage thieves from using stolen cards, your card issuer may deactivate your card if the usage is not according to your regular pattern. Prevent this by letting your issuer know you are going on vacation and will likely use your card more often.
Don’t bring more than you need. You don’t need a wallet full of credit and debit cards on vacation. Only take the essentials with you — two or three credit cards and your debit card should be enough.
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7. You can’t beat brand newness
The Toronto Star
07/10/2010
Pg. H5
When it’s time to buy a new vehicle, most people start out at the dealership looking at brand new cars featuring the latest designs, technical innovations and colours. They might ultimately decide to compromise and buy a used car, but grudgingly.
The same thing seems to go for homes, according to a recent TD Canada Trust Home Buyers Report, which revealed that if two homes were at the same price point, three-quarters of first-time home buyers would prefer a newer home over an older home.
The TD news release didn’t expand on the reasons behind this overwhelming preference among first-time homebuyers, but I would think that the latest designs, technical innovations and colours lead the decision-making process, whether first-time buyers are looking at condominium suites, townhomes or single-detached homes.
When it comes to condominium design, as the largest condo market in North America, we have the best building and interior designers who know how to maximize space and create affordable suites without compromising on the finishes.
On the lowrise side of the equation, our builders and home designers are equally creative. Given more space to work with, they are producing affordable starter homes for first-time buyers that feature everything from higher ceilings to open kitchen/family room spaces to more private master bedroom retreats. What I particularly like in a new home is the abundance of natural light, thanks to larger yet more energy efficient windows.
When it comes to technical innovation, the obvious area where new homes stand out is in energy efficiency. For first-time homebuyers, this means lower utility bills, not to mention a smaller carbon footprint.
As for colour, as a new home buyer you get to select your cabinets, countertops, fixtures, flooring and paint colours, as opposed to inheriting someone else’s choices.
There’s some less sexy but equally important advantages to new homes that first-time buyers might want to consider, not the least of which is the comprehensive mandatory new home warranty that covers everything from your deposit to delayed closings to workmanship and materials to major structural defects. Visit http://www.tarion.com/home/www.tarion.com to find out more.
By buying new, first-time homebuyers also don’t need to worry about repairing or replacing the roof or the furnace or other home components for a long, long time. That means more time for career pursuits, leisure or maybe even starting a family.
I’ve personally bought two brand new homes over the years and can attest to the excitement that comes with picking the house elevation and floor plan, making all the choices of finishings, then ultimately moving in to a brand new, sparkling clean home and setting up shop.
My third home was a resale, so I can also attest to the amount of time, money and effort my wife Linda and I have put into replacing and updating the home to our liking. Six years later, we’re still at it, which brings me back to the TD study finding that for the same price, buyers prefer new over resale.
My advice to first-time buyers is to be sure to factor in the incremental cost of redecorating, repairing or replacing. When in doubt, I always say buy new, buy now!
-Stephen Dupuis is president and CEO of the Building Industry and Land Development Association. The views expressed are those of the president.
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8. Homes the sweetest homes
Edmonton Sun
07/12/2010
MYKE THOMAS
Most Albertans planning on buying a new home have plans to buy a single-family home, according to the new TD Canada Trust Home Buyers Report.
Fifty-nine per cent of Albertans surveyed for the report prefer a fully-detached home, with 17% saying they would buy a condo and 14% would go for a townhouse or other semi-detached home.
If two homes were at the same price point, 68% would prefer a new home over an older home and Albertans are split about the preferred location for their home; for the same price, 55% would prefer a smaller home closer to work and 45% would prefer a larger home that requires a longer commute to work.
The report says Albertans do their homework before they go shopping, especially getting their financial house in order.
Getting pre-approved for a mortgage is at the top of the list, with 94% of buyers talking to a lender so they know how much they can spend. Other top activities before making the purchase are: Learning about mortgage options (93%), calculating closing costs (89%) and speaking to a mortgage lender before shopping for a home (89%).
More than in any other province, Albertans report putting as large a down payment as they can afford (95% vs. 88% nationally), with 65% saying they saved or plan on saving for two years or less for their home purchase.
Despite the majority putting down as much as they can afford, only 25% plan to have more than a 20% down payment. The remaining 75% will require their mortgage to be insured by organizations such as Canada Mortgage and Housing Corporation (CMHC).
“It’s only natural to want your first home to be the home of your dreams, but it is important to be realistic about what you can afford as a down payment and what that will mean for both the type of home you buy and for your mortgage payments over time,” says Farhaneh Haque, regional sales manager, Mobile Mortgage Specialists,

TD Canada Trust.
“I advise first time home buyers to consider a larger down payment because a 10% or greater down payment will make a big difference. It may mean that you need to save longer before buying your first home, but it will pay off in the end. Speak with a representative at your bank about setting up an automatic savings plan to help you save.”
With the future direction of mortgage rates uncertain, a majority of Albertans — 73% — has sought or will seek the security of a fixed-rate mortgage.
“Historically you are more likely to save interest costs with a variable rate or short-term mortgage option, so if they can handle some volatility then I recommend buyers choose a variable rate. If people are adverse to interest rate fluctuations then a fixed-rate is best,” says Haque.
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9. L’assurance vie par petits morceaux [Life insurance in small pieces]
La Presse
07/12/2010
MARC TISON
À quoi sert l’assurance vie-épargne de Desjardins? Vaut-il la peine d’éparpiller son assurance vie?
La publicité vante ses vertus à la radio: l’assurance vie-épargne de Desjardins donne accès à une protection de 25 000$ pour quelques dollars par mois. Une primeur de Desjardins, assure l’institution financière.
Pour obtenir cette assurance vie à petit capital-décès, il faut être un épargnant, détenteur chez Desjardins d’une part sociale, d’un compte d’épargne avec opérations ou d’un compte d’épargne stable. “C’est un régime collectif pour les membres des caisses”, résume Jean Gosselin, directeur du développement des affaires chez Desjardins Sécurité financière. “Le fait de détenir un compte à la caisse leur permet d’adhérer à notre protection.”
Le capital-décès est fixé à 25 000$ si la police est associée au compte d’épargne avec opérations ou à la part sociale, et à 10 000$ dans le cas du compte d’épargne stable. Les comptes conjoints peuvent aussi être assurés, le capital-décès étant alors divisé en deux entre les conjoints.
La protection ne peut excéder 75 000$ pour l’ensemble des comptes de l’adhérent, détenus dans une ou plusieurs institutions.
La prime est prélevée automatiquement chaque mois dans le compte concerné et augmente quand l’âge de l’adhérent atteint un multiple de cinq. Pour un capital-décès de 25 000$ sur un compte d’épargne avec opérations, la prime est fixée à 5,75$ par mois de 15 à 39 ans, 6,75$ de 40 à 44 ans, et progresse ainsi jusqu’à 62,50$ par mois à partir de 65 ans.
L’admissibilité est déterminée par un questionnaire de quelques points sur l’état de santé de l’assuré. Le calcul de la prime ne tient pas compte de son sexe ni du fait qu’il soit fumeur ou non. Le service est offert depuis 1987, et près de 400 000 comptes sont assurés de cette manière.
Pour qui, pour quoi?
Pourquoi opter pour cette assurance? “Parce qu’il s’agit d’une assurance vie abordable qui peut servir à couvrir les frais funéraires et les dernières obligations financières”, indique le guide du produit. Cependant, le capital versé au décès diminue à partir de 70 ans. Pour ce même compte d’épargne opérations, le capital-décès de 25

000$ passe à 17 500$ de 70 à 74 ans, et rétrécit ainsi jusqu’à 5000$ à 85 ans. En d’autres mots, plus les risques de décès augmentent, moins l’assuré reçoit d’argent pour couvrir les frais funéraires qui étaient prétextes à cette assurance.
"À partir de 70 ans, plutôt que d’augmenter la prime, nous avons choisi de diminuer légèrement la protection par groupe d’âge”, explique Jean Gosselin.
“La clientèle qu’on vise est celle qui ne peut pas se procurer d’assurance individuelle, à des sommes supérieures, poursuit-il. C’est souvent la clientèle des jeunes couples ou des travailleurs saisonniers ou autonomes, qui n’ont pas accès à des régimes collectifs ou à des produits d’assurance de type individuel.”
En effet, la majorité des adhérents ont moins de 45 ans.
Mais le planificateur financier et comptable Denis Preston, chargé de cours en assurances à HEC Montréal, voit les choses d’un tout autre oeil. “Acheter de l’assurance morceau par morceau, par blocs de 25 000$, revient extrêmement cher”, observe-t-il.
L’assurance vie-épargne s’adresse aux personnes qui ne peuvent pas s’assurer autrement, estime-t-il. “Les gens sont attirés par ce produit parce que c’est facile, dit-il, mais ils devraient consulter un planificateur financier pour vérifier d’abord s’ils ont besoin d’assurance vie, et calculer ensuite la somme nécessaire.”
À 30 ans, alors que les responsabilités financières commencent à s’accumuler — enfants, maison -, la protection de 25 000$ de l’assurance vie-épargne Desjardins coûte 69$ par année.
Pour un capital-décès plus conséquent de 100 000$, la prime annuelle d’une assurance temporaire 10 ans s’établira à environ 109$ pour une femme de 30 ans non fumeuse, et à 130$ pour un homme du même âge.
S’engager pour 10 ans
Que se passe-t-il au terme d’une assurance vie temporaire 10 ans? L’assuré a alors le loisir de s’engager pour une autre période de 10 ans, aux termes du contrat initial — c’est-à-dire avec la prime majorée qui y est prévue.
Mais rien n’oblige à le faire... et on a la plupart du temps intérêt à ne pas le faire.
“Seuls les gens en mauvaise santé devraient renouveler leur assurance temporaire 10 ans, avise Denis Preston. Les gens en bonne santé peuvent trouver meilleur marché ailleurs. Les coûts sont à la baisse parce que l’espérance de vie s’accroît. Ils ont 90% de probabilités de trouver une meilleure assurance.”
Dans la mesure où elle est encore nécessaire.
Car il y a de fortes chances qu’une fois la maison payée et les enfants partis, les besoins d’assurance vie aient diminué de beaucoup.
“Les gens font l’erreur de penser que leur besoin d’assurance vie est permanent, observe M. Preston. C’est l’exception.”
Que ce soit pour une première assurance vie ou au moment d’un renouvellement, la règle est simple: la protection devrait correspondre aux besoins véritables. Ni plus ni moins.
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10. Wary markets brace for earnings season
The Globe and Mail
07/12/2010
DAVID MILSTEAD
Pg. B1
The second-quarter earnings season that kicks off today may be the make-or-break test for a global recovery that suddenly looks to be sputtering.
The past several weeks have seen a string of disappointing economic data, as growth in the U.S. and elsewhere unexpectedly slowed.
More bears came out of hibernation to argue the recovery that was once seen as V-shaped would look more like a W — an imminent double-dip recession.
Last week’s market rally, in which the prior week’s carnage was reversed, occurred without any major economic or market news and blunted that talk.
What will occur over the next several weeks, however, is a string of major earnings releases with little margin of error, owing to a consistent ratcheting up of expectations in 2010.
“You’re going to need a lot of upside surprises to break the negative mentality,” said Beata Caranci, the deputy chief economist at Toronto-Dominion Bank.
And the high expectations “tells you where the balance of risks are — it’s much easier to disappoint than surprise.”
Peter Buchanan, a CIBC economist, said “as economists are getting more cautious, analysts for companies in the S&P 500 have not cut their estimates.
“We’ll see who’s right in the weeks to come.”
Robert Kavcic, an economist at BMO Nesbitt Burns, notes that at the beginning of 2010, the consensus analyst estimate for 2010 earnings for S&P 500 companies was 8.6 per cent below 2009 levels. On the strength of the fourth-quarter 2009 and first-quarter 2010 earnings reports, 2010 estimates have been jacked up so much that the consensus numbers are now 34 per cent above 2009.
For the second quarter, consensus estimates are for earnings to grow 27 per cent over 2009’s second quarter, according to financial data provider Thomson Reuters.
“The last three quarters have been absolute blowouts with respect to earnings surprises,” Mr. Kavcic said, as about 80 per cent of S&P 500 companies have beaten consensus, versus a historical norm of about 66 per cent.
“But the market can only be fooled for so long ... it won’t be surprising if the impressive rate of earnings surprises seen in the past three quarters marks the high watermark of this cycle.”
Mr. Buchanan, at CIBC, notes that Canadian analysts have actually tempered expectations recently, meaning there’s more downside risk in the U.S. from missed numbers.
Investors will get samplings from several sectors this week. Alcoa Inc. kicks it off Monday with a look at industrial production.
Other companies reporting this week include Intel Corp., Advanced Micro Devices, Google Inc., JPMorgan Chase

& Co., Bank of America Corp., Citigroup and General Electric.
“Cost-cutting is still the order of the day, so the earnings numbers probably won’t disappoint like the economic numbers did,” said TD’s Ms. Caranci.
Of course, cost-cutting typically includes head count, and that’s a big reason why the blowouts in corporate earnings haven’t translated to an across-the-board economic recovery.
“We should have employment [head count gains] at a rate four to five times higher than it is, based on the health of corporate profits,” Ms. Caranci said. Productivity is at its highest rate since the 1960s, unit labour costs are at their lowest point, and companies have very high liquidity, as measured by their ratio of current assets to current liabilities — yet companies haven’t brought back workers to any large degree.
“The longer that persists, [a downturn] is self-prophesizing,” Ms. Caranci said. Another quarter of healthy earnings, however, “might ignite some faith in the sustainability of this recovery, and that might feed into the labour market.”
To that end, the real news of the earnings season may not come in the second-quarter numbers themselves, but in the second-half outlooks issued by management. “They’re not necessarily going to be negative, but they may be somewhat cautious,” said Mr. Buchanan.
Certainly, there is enough bearish sentiment out there to make market watchers cautious. Daryl Montgomery, founder of the New York Investing Meetup and a contributor to the Seeking Alpha financial blog, said Friday that the negative ECRI weekly leading indicators, a “collapse” in global shipping as measured by the Baltic Dry Shipping Index, and poor jobs and consumer confidence numbers are all reasons he believes “we have entered another period similar to late 2007 and 2008, when the economic establishment had a rosy view of the economy, but a number of indicators were flashing warning signs that a major downturn was coming.”
Yet this week’s market performance suggests a significant number of investors are calming down after the recent data and expect plenty of happy news in the coming weeks.
“Slowdowns after the surge of economic recovery are normal,” said BMO Nesbitt Burns senior economist Michael Gregory. “And, while the headwinds facing the U.S. economy are indeed formidable, it’s simply way too premature to be shouting ‘double-dip’ from the roof tops.”
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11. ‘Off the charts’ job market; 93,200 rise caps record streak
National Post
07/10/2010
PAUL VIEIRA
Pg. FP1
Somebody forgot to tell Canada that the global economy is slowing down and, worse still, at risk of falling into the throes of a double-dip recession.
Jobs data for June were simply “off the charts,” said Michael Gregory, senior economist at BMO Capital Markets, in describing the 93,200 gain in employment for the month. The result caps a record three-month performance in terms of employment levels, with 227,000 new jobs added. This gives Canada the honour of being the first Group of Seven economy to nearly recoup the job losses sustained during the recession, and Canada did so at a faster pace than the downturns of the 1980s and 1990s.

The numbers are impressive on their own, and even more so when compared with the mighty U.S. economy, which last month recorded a net job loss of 125,000. Since July of last year, the Canadian economy has added 403,000 net new jobs. Meanwhile, the United States churned out 176,000 positions, and its payrolls remain 5.4% below peak levels.
This gigantic gap between Canada and the United States comes down to one thing.
“The root of it is confidence,” said Derek Burleton, deputy chief economist at Toronto-Dominion Bank. “In the U.S., employers are not very confident. They are worried. But in Canada, businesses are dealing with a domestic economy that has been far more resilient through the recession. They are feeling quite confident.”
For instance, Mr. Burleton said U.S. companies might be scared off by the size of the trillion-dollar budget shortfalls Congress is racking up on an annual basis, with no clear near-term plan to rein it in, especially ahead of midterm elections. “If you are a company and you are looking to invest, you have to factor in the cost of future tax changes. That’s not driving all the decisions, but that is a factor.”
Canada’s deficit has ballooned, but in contrast Ottawa has outlined a strategy to get back to budget balance by mid-decade. In fact, the shortfall for the fiscal year just passed may turn out to be as much as 13% less than the $53-billion forecast, based on preliminary estimates.
Unlike Canada’s recessions of the 1980s and 1990s, this downturn emanated from abroad — the result of excessive risk-taking in real estate by U.S. and European lenders. Canada’s GDP shrank 3.3% from peak to trough during the three-quarter downturn, mostly due to a collapse in global demand.
Meanwhile, the service sector hummed along, with employment growth taking off as it dealt with robust domestic demand (expanding at a roughly 5% annualized clip in each of the last three quarters). The service sector accounted for the bulk of new jobs in June, and economists at National Bank Financial noted employment in services is now 2.2% above the pre-recession peak, or the equivalent of 287,000 new jobs.
The strength of the domestic economy will likely push the Bank of Canada to raise its benchmark rate again at its coming July 20 meeting, analysts say. As it was the first G7 member to recoup lost jobs, Canada was also the first to raise interest rates from emergency levels of 0.25%, or the lowest possible level.
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12. Gutting of census stirs opposition to Harper
The Toronto Star
07/11/2010
HAROON SIDDIQUI
Pg. A13
Among the Hungarian refugees who came to Canada after the 1956 Soviet invasion was a young math graduate from Budapest. He joined the Dominion Bureau of Statistics as a junior clerk. Simultaneously, he earned a PhD from Carleton. In 1985 he became head of Statistics Canada. He made it the world’s most respected census agency, before retiring in 2008.
So when Ivan Fellegi says the Stephen Harper government is being stupid about next year’s census, you have to perk up and pay attention. He is so alarmed by the Tory decision to axe the mandatory detailed census form, he says, that had he still been the chief statistician, he’d have quit in protest.
The national census, conducted every five years, consists of two parts. Eighty per cent of households must fill out a short form recording age, sex, marital status, language, etc. The remaining fifth must fill out the long questionnaire — place of birth, immigrant status, education, employment, income, housing, ethnicity, language, mobility, child care, etc.
The data from the second is used by businesses to figure out what products and services to market to whom and where, down to the neighbourhood level. It’s used by governments and the broader public sector to tailor services to the population — daycare, schools, hospitals, seniors’ homes, recreation services, police and fire protection, public transit, etc.
It’s “the mother ship of all surveys,” says Armine Yalnizyan, senior economist at the Canadian Centre for Policy Alternatives.
Adds Craig Alexander, chief economist at Toronto-Dominion Bank: “It’s absolutely crucial from a public policy point of view.”
But the Tories have decided that the longer form will no longer be mandatory. It will be voluntary.
Why? Because it’s “coercive and intrusive,” says the minister in charge, Tony Clement — he of G8/G20 infamy, of police coercion and of shovelling millions coerced out of taxpayers into his riding of Parry Sound-Muskoka.
The gathered data won’t be the same as from a mandatory survey. Some groups will respond less than others, such as libertarians (whom the Tories are courting), aboriginals, new immigrants and people with low incomes as well as very high incomes.
As a corrective, the government plans to increase the sample to 30 per cent (adding $30 million to the cost). But that won’t solve the self-selection bias.
An even bigger problem: Results from the new survey could not be compared with the data gathered over the last 35 years.
“It’d have been a heck of a lot better if this long-form census was cancelled” altogether and Ottawa saved the entire $100 million cost, Fellegi told The Canadian Press.
Others upset include: the Federation of Canadian Municipalities; Atlantic Provinces Economics Council; City of Toronto; Canadian Association for Business Economics; Canadian Economics Association; Canadian Association of University Teachers; Canadian Institute of Planners; Canadian Council of Social Development; even the National Statistical Council.
The census decision was not initiated by StatsCan. It was a political decision, made without prior consultation and announced quietly in the Canada Gazette.
The decision is widely seen as part of a pattern — Harper’s penchant for secrecy, obfuscation and controlling information. He’s also said to dislike StatsCan, especially its analytical work, which is what’s being squeezed out. Several other surveys have been cut or compromised:
The annual Workplace and Employee Survey. It was the only source of information from employers about health-, pay- and pension-related benefits to full-time and part-time employees. It was cut back at the same time as growing concerns about the sustainability of retirement incomes.
The annual Survey of Household Spending. It charted the spending patterns of Canadian households (savings rates and debt levels of rich, poor and middle class families).
The Survey of Financial Security. It measured the net worth of Canadians across all income and age groups and regions.
The Longitudinal Survey of Immigrants. It measured how well, or badly, newcomers are doing.
Participation and Activity Limitation Survey. It surveyed the number of people coping with physical and mental disabilities.
“These have all been political decisions,” says Yalnizyan. Instead of evidence-based decision-making, the Tories think “decision-based evidence-making is preferable.”
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13. New sponsorship deal has Theatre Under the Stars covered
Vancouver Courier
07/12/2010
JEREMY SHEPHERD
Four years after Theatre Under the Stars looked like it might wind up underground, the Stanley Park summer attraction has secured corporate funding for the first time in its 64-year history.
TD Bank will provide the non-profit theatre group with $50,000 for the 2010 season.
“I hope what they saw was an opportunity to be our first angel,” said James Cronk, managing producer of TUTS.
TUTS announced the sponsorship on June 21, four years after they were forced to cancel their 2006 season.
Cronk said he hoped the partnership would continue past 2010. TD signed a one-year deal with TUTS, which includes first right of refusal for 2011, according to Cronk. The current season runs July 9 to Aug. 21.
The sponsorship will allow for discounted, last-minute seating for students. High school and university students will also be able to purchase tickets for $20. TUTS tickets usually cost between $29 and $42.
Cronk said getting corporate sponsorship was especially important due to government cutbacks to the arts.
The Public Dreams Society has lost half its funding since 2009 for its Illuminaires lantern festival due to provincial budget cuts, according to artistic director Sam Shem.
Samantha Jo Simmonds, social enterprise manager for Public Dreams Society, stated in an email that Public Dreams received significantly less funding from Canada Council and the B.C. Arts Council, as well as losing all gaming funding. She wrote that the City of Vancouver also reduced their event funding.
Public Dreams Society is currently looking for corporate sponsorship, according to Simmonds.
Cronk said there was no backup plan if TUTS couldn’t work out a deal with TD. “Without [corporate] support, TUTS would not be able to continue,” he said.
“One of the challenges is getting our name out there,” he said, explaining the importance of the partnership with TD in terms of gaining exposure. “Marketing dollars are always at a premium.”
Cronk added that one of the key factors in making the deal was TD’s “desire to connect youth with music.” TD also sponsors the Vancouver International Jazz Festival.
Before TUTS found a sponsor, Cronk stressed that any corporation would have to appreciate Theatre Under the

Stars’ emphasis on mentoring young actors.
The cast of TUTS’ upcoming production of Joseph and the Amazing Technicolor Dreamcoat consists largely of high school students.
Claire Townsend, corporate communications manager for TD, stated in an email that TUTS’ emphasis on mentoring young actors was congruent with the company’s philosophy.
“One of the focuses of our TD community giving programs is to create opportunities for young people,” she wrote.
Townsend also stated that there were no plans to change anything for TUTS. “They must be doing something right as TUTS is now entering its 64th summer season,” she wrote.
The partnership with TD comes just one month after TUTS made a deal with the Vancouver Park Board and the federal government for funding to renovate Malkin Bowl, where the productions are staged.
The park board and the federal government will each donate $300,000 to the project, which includes insulation for the stage and a huge retractable door to cover the stage and shield it from the elements when it’s not in use.
The project is scheduled to cost $700,000 and conclude in 2011.
TUTS currently has a 10-year lease with the City of Vancouver. In addition to Joseph and the Amazing Technicolor Dreamcoat, TUTS 2010 season includes Singing in the Rain.
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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange

Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.
Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi intitulée Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de l’opération par les actionnaires de The South Financial Group, Inc., la capacité de réaliser les synergies prévues découlant de l’opération selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de l’opération ou de remplir d’autres conditions liées à l’opération selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009 sur formulaire 40-F de La Banque Toronto-Dominion, et dans le rapport annuel de 2009 sur formulaire 10-K de The South Financial Group, Inc. déposés auprès de la Securities and Exchange Commission (SEC) et disponibles sur le site Internet de la SEC (http://www.sec.gov).
L’opération de fusion envisagée entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc. afin qu’ils l’approuvent. La Banque Toronto-Dominion et The South Financial Group, Inc. ont déposé, auprès de la SEC, une déclaration d’enregistrement sur formulaire F-4 qui contient une circulaire de sollicitation de procurations/un prospectus provisoire, et chacune des sociétés prévoit déposer d’autres documents relatifs à l’opération proposée auprès de la SEC. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations/prospectus provisoire lié à l’opération de fusion proposée, ainsi que la circulaire de sollicitation de procurations/prospectus définitif, lorsque disponible, ainsi que d’autres documents déposés auprès de la SEC, car ils contiendront des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus provisoire, et pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus définitif, lorsqu’il sera disponible, ainsi que d’autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations/prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations/prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande à The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 1-866-486-4826, ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à l’opération de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel sur formulaire 40-F pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, et dans son avis de convocation à son assemblée annuelle et circulaire de procuration de 2010, qui a été déposé auprès de la SEC le 25 février 2010 et dans la déclaration d’enregistrement sur formulaire F-4 susmentionnée, qui a été déposée auprès de la SEC le 10 juin 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. à l’égard de son assemblée annuelle de 2010, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, sont inclus dans la déclaration d’enregistrement susmentionnée sur formulaire F-4, qui a été déposée auprès de la SEC le 10 juin 2010, et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK
AND THE TORONTO-DOMINION BANK ON JULY 12, 2010
Daily News Brief
July 12, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	Non-Profit Notes: July 5 — The Record (NJ)
Donations: The Community Chest Serving Englewood, Tenafly and Englewood Cliffs awarded the Center for Food Action $5,268 to support its efforts at ending local hunger and homelessness. For information, visit cfanj.org. [TD Bank is mentioned.]
2.	AmericanFirst Renamed as TD Bank in Central Florida — istockanalyst.com
TD Bank has announced that all the three AmericanFirst stores in central Florida, US, will be branded TD Bank. [TD Bank’s Fred Graziano is quoted.]
3.	TD Bank — Best North American Bank — Euromoney
For the second year running TD Bank wins the best North American bank award, having succeeded in expanding further into the US retail market while increasing its revenues in its domestic territory of Canada. In 2009 and the first quarter of 2010, all of TD’s business segments were profitable. Despite the market conditions of 2009, the North American retail business contributed almost 80% of the firm’s total profits, at C$4.7 billion ($4.6 billion). [TD Bank’s Bharat Masrani is quoted.]
4.	Foundation to Offer $1.7 Million in Grants to Support Housing Initiatives — PNNonline.org (Similar article appears in Philanthropy Journal and The Berkshire Eagle.)
The TD Charitable Foundation, the charitable giving arm of TD Bank, announced that it will award $1.7 million in grants to support affordable housing initiatives from Maine to Florida, through its 2010 “Housing for Everyone” grant competition. [TD Bank’s Elizabeth Warn is quoted.]
5.	On Our Own — Newsweek
In Washington, on Wall Street, and in anxious boardrooms and kitchens across the country, concerns are rising about the possibility that the U.S. economy could slip back into recession—a so-called double dip. The economy lost 125,000 jobs in June; the unemployment rate still hovers near 10 percent. Four years after it peaked, the housing market has yet fully to stabilize. Perhaps most distressing, the vital forces of monetary and fiscal policy that the government marshaled to stave off the Great Recession last year seem to have flagged. [TD Bank is mentioned.]
6. Imagining the Next Wave of Bank M&A — TheStreet.com

Now that the economy is healing, the rumblings are starting that traditional M&A is on its way back to the bank sector. There have already been a few smallish transactions, most recently privately held Eastern Bank Corp.’s$163 million agreement to acquire Wainwright Bank & Trust (WAIN) for a hefty premium. [TD Bank’s Bharat Masrani is quoted.]
7. Business: Good deeds — Seacoastonline.com
TD Bank, through the TD Charitable Foundation, recently donated $10,000 to Women’s Business Center. The funds will help the organization fund its educational programs and business counseling.
8. Community Banks are Expanding — Times Herald-Record
The financial downturn that brought down some of the nation’s largest banks has had an opposite effect on small community banks in the mid-Hudson. Community banks are finding now to be an opportune time to expand and compete head-on with large banks still struggling to shake off toxic loans that helped lead to the Great Recession. [TD Bank is mentioned.]
9. Wachovia ATMs Going Envelope Free — Philadelphia Business Journal
As a precursor to being rebranded as Wells Fargo & Co. next spring, all local Wachovia Bank ATMs will be converted to modern envelope-free machines this fall. [TD Bank is mentioned.]
10.	Canadian Economy Continues Strong Recovery — Associated Press [Similar article in St. Petersburg Times (FL), The Ledger (FL), The Buffalo News (NY).]
Canada’s economy’s continues to outshine other advanced countries as the unemployment rate unexpectedly dipped below 8 percent for the first time in a year and half. Statistics Canada said Friday the country added a higher-than-expected 93,000 jobs in June and said the unemployment rate dropped to 7.9 percent. [TD Bank Economist Derek Burleton is quoted.]
INDUSTRY NEWS
1. Bank of America Trades Hid Billions in Debt — Wall Street Journal
Bank of America Corp. has told federal regulators that it made six trades from 2007 to early 2009 that led to it hiding billions of dollars of debt, according to a media report Saturday.
2. Wells Fargo Ends Free Checking Before New Bank Rules — BusinessWeek
Wells Fargo & Co., the U.S. bank with the largest branch network, eliminated free checking accounts for new customers as firms prepare for stricter consumer- protection measures.
3.	Small-Business Lending Fund Finds Unexpected Support in Senate — American Banker

A drive to create a $30 billion small-business lending fund — once thought headed to a quick death in the Senate — may now be on its way toward swift passage. The bill has already passed a key vote in the Senate, and Democratic leaders have taken steps to try and block a host of amendments from being added to the measure.
4.	Reform Bill’s Exec Pay Mandates May Help Banks Rehab Image — American Banker
Bankers may never be considered Boy Scouts on compensation, but in terms of the executive pay provisions in the financial reform bill, they certainly are prepared. Say on pay? Check. Any recipient of the Troubled Asset Relief Program already is familiar with the practice, which allows shareholders to cast nonbinding, up-or-down votes on executive pay packages.
TD BANK NEWS
1.	Non-Profit Notes: July 5 July 5, 2010 — The Record (NJ)
Donations
The Community Chest Serving Englewood, Tenafly and Englewood Cliffs awarded the Center for Food Action $5,268 to support its efforts at ending local hunger and homelessness. For information, visit cfanj.org.
Rebuilding Together Bergen County in Glen Rock received $5,000 from the TD Charitable Foundation of TD Bank. The funds will be used to help repair and renovate single-occupancy rooms and a common room at the YMCA of Greater Bergen County in Hackensack.
Employees of Marcal Manufacturing last month raised $3,600 by taking part in the George Washington Bridge Challenge. With matching funds from Marcal, $7,200 went to the American Cancer Society.
What’s New
The annual Summer Sunset Blues Cruise 2010 sails into New York Harbor at sunset for the benefit of St. Peter’s Haven for Families on Wednesday and July 13 from 6 to 8:30 p.m. Top regional blues bands perform on the deck. Tickets are $55 per person. For information, call John Muller at 973-340-9405.
Celebrate the dog days of summer and help the Ramapo-Bergen Animal Refuge by creating a classic pet portrait from Aug. 11 to 14 at Keith Hopkins Photography, 216 Godwin Ave. in Midland Park. The photo studio is donating the $25 session fee to RBARI. Packages start as low as $35.95. For information or reservations, call 201-670-9559.
A support group for those caring for a relative or friend who is physically frail or suffering from Alzheimer’s disease will be held on Wednesday from 10 to 11:30 a.m. at the Gallen Adult Day Health Care Center at the Jewish Home at Rockleigh. The session is free and open to the public. RSVP to Shelley Steiner at 201-784-1414, ext. 5340.
Volunteers

Bergen County CASA trains volunteer advocates to give abused and neglected children in the local court system a voice to ensure they find safe and permanent homes. CASA will host a series of informational sessions for anyone interested in becoming a volunteer, July 14 at 1 p.m., Aug. 10 at 7 p.m., Aug. 26 at 1 p.m., Sept. 2 at 10 a.m. and Sept. 14. at 7 p.m. For information, call 201-843-6700.
The YWCA Bergen County Rape Crisis Center is seeking dedicated female and male volunteers who are interested in participating in special events for survivors, fund-raising, letter writing and office support. The center offers a free 48-hour training program throughout the year to all prospective volunteers. For information, call 201-881-1700. Volunteers must obtain an application prior to training.
People
Project Literacy of Greater Bergen County in Hackensack has appointed Paul F. Ragusa to the board of trustees. Ragusa is director of Bergen Community College’s Philip J. Ciarco Jr. Learning Center in Hackensack. He also serves on the boards of the Boys & Girls Club of Lodi and Hackensack, the Family Support Organization of Bergen County and the Bergen County Community Action Partnership. For information on Project Literacy, call 201-489-7066 or visit project-literacy.org.
Events
The Ramapo-Bergen Animal Refuge in Oakland is holding a gift and craft sale at the Copper Tree Mall, 350 Ramapo Valley Road in Oakland, on July 16 from 9 a.m. to 9 p.m. and July 17 from 9 a.m. to 5 p.m. There will be a wide range of gifts, some animal related. All proceeds benefit the animals at RBARI.
START II (Save the Animals Rescue Team II) in Elmwood Park will hold a tag sale and flea market July 17 from 10 a.m. to 5 p.m. and July 18 from 10 a.m. to 3 p.m. at the Elks Club in Tenafly, 20 Franklin St. The money raised will be used to provide food, shelter and medical assistance for homeless animals. Drop-off donations will be accepted at the Elks Club on July 16 from 7 to 9 p.m. For information, call Donna Eliot at 201-384-2871 or Elaine Snyder at 201-218-4504.
A fund-raiser to benefit Strengthen Our Sisters in Hewitt, which operates a shelter for victims of domestic abuse, will be held July 18 from 1 to 5:30 p.m. at the Highlands Natural Pool, 180 Snake Den Road, Ringwood. Tickets are $30 for adults and $10 for children under 12. Gift bags will be given with inserts from top stylists such as Jacqui Phillips. For sponsorship opportunities, visit sosdv.org.
Mill Pond Assisted Living, 124 Noyes Drive in Park Ridge, is hosting its annual charity Classic Car Show on Aug. 15 from 10 a.m. to 3 p.m. (rain date is Aug. 29). Proceeds benefit the New Jersey Elks’ Army of Hope program, specifically Wounded Warriors and Fallen Heroes families of those in the National Guard and military reserve. For information, call Cathy at 201-782-0440.
Top
2.	AmericanFirst Renamed as TD Bank in Central Florida

July 12, 2010 — istockanalyst.com
TD Bank has announced that all the three AmericanFirst stores in central Florida, US, will be branded TD Bank.
Customers of AmericanFirst will be able to bank at any of the stores from Maine to Florida. AmericanFirst accounts will be changed to the TD Bank accounts. Customers of AmericanFirst will also begin to see the new TD Bank name and brand on account statements, merchandising, and other forms of communication. Customers were also mailed new TD Bank Debit Visa Debit A cards.
Fred Graziano, head of retail banking at TD Bank, said: “This weekend marks a significant milestone to fold AmericanFirst into the TD Bank family. Although this is a new name for the bank, we still have the same commitment to our customers and the community.”
Top
3.	TD Bank — Best North American Bank July 2010 — Euromoney
For the second year running TD Bank wins the best North American bank award, having succeeded in expanding further into the US retail market while increasing its revenues in its domestic territory of Canada. In 2009 and the first quarter of 2010, all of TD’s business segments were profitable. Despite the market conditions of 2009, the North American retail business contributed almost 80% of the firm’s total profits, at C$4.7 billion ($4.6 billion).
TD Bank is now the 13th largest bank in the US by deposits via organic growth and acquisition, with 1,100 branches across the country.
In a market that is saturated and facing consolidation, with more than 8,000 banks, TD has managed to differentiate itself from the traditional US retail banking model and win market share from longstanding incumbents. Bharat Masrani, president and chief executive of TD Bank in the US, says it is the service that the bank is offering that is winning customers. TD Bank goes a step further than its competitors in fulfilling its motto of America’s most convenient bank.
“In stores that allow for it, our employees can walk you to your car under an umbrella if it is raining,” says Masrani. “We’ll give your dog biscuits and water so you can feel comfortable bringing your pets into a store. We make banking fun for children so they can use our Penny Arcade change counters and win prizes while the parents are carrying out their banking business. It attracts a deeper relationship. Good service is the only sustainable competitive advantage now in the US retail industry.” The strategy is working. In the second fiscal Canadian quarter, reported in May, the US retail business produced net income of $241 million, up 45% from the same period in 2009.
That income has come not only from organic growth, where TD added 32 branches last year and hopes to add 33 in 2010; it will also add more via acquisition. Commerce Bank is now completely absorbed and TD Bank Financial Group president and chief executive Ed Clark has turned his eye to acquiring banks that are being sold off by the Federal Deposit Insurance Corporation. Through these acquisitions, the bank will become a top-10 player in

Florida and a top-five player in South Carolina. Masrani says the acquisitions make sense from a risk-profile perspective.
“We’ve been very sensible through the cycle, avoiding the carnage and not getting involved in risky investments,” Masrani says. “We don’t want to disturb that; the FDIC deals do not come with catastrophic risk so it makes sense for us. If there are larger banks for sale outside the FDIC-guaranteed deals, we will consider them, but with a considerable amount of due diligence.”
At home in Canada, TD Bank is also gaining market share. In 2009, personal and commercial lending grew by a little under 13% compared with just 5% among its Canadian peers. In the second fiscal Canadian quarter of this year, net income of the bank’s Canadian retail business grew 31% year on year and 6% over the first quarter.
As the financial crisis passes, the importance of regaining the trust of banking customers is crucial to building reputation and winning clients.
Top
4.	Foundation to Offer $1.7 Million in Grants to Support Housing Initiatives July 9th, 2010 — PNNonline.org (Similar article appears in Philanthropy Journal and The Berkshire Eagle.)
The TD Charitable Foundation, the charitable giving arm of TD Bank, announced that it will award $1.7 million in grants to support affordable housing initiatives from Maine to Florida, through its 2010 “Housing for Everyone” grant competition.
The fifth annual “Housing for Everyone” grant competition is one of the company’s most widely known signature programs.
Capital Improvements for Affordable Housing is the theme for this year’s grant competition. Preservation or improvement activities must make a qualitative difference in the lives of residents, improve the overall condition of the property, provide overall cost savings and/or improve energy efficiency. The Foundation will award 34 grants ranging from $10,000 to $100,000, to eligible housing non-profits that submit compelling proposals.
“At TD Bank, we recognize the importance of supporting our local communities,” said Elizabeth Warn, president of the TD Charitable Foundation and senior vice president of community development for TD Bank. “Without access to affordable housing, it is difficult to sustain the well-being of the communities we serve. That is why we are proud to help preserve and improve existing homes this year.”
Organizations that wish to enter the 2010 grant competition must have tax-exempt 501(c)(3) status; must develop or maintain affordable housing, or provide housing-related programs and services to low- and moderate-income individuals or families; and serve the communities where TD Bank does business. Applicant organizations must also demonstrate fiscal responsibility and the impact they have made on affordable housing efforts in their communities.
Proposals will only be accepted online and must be submitted by September 3, 2010, by 4 p.m. Notification of awards will be made in early November 2010.

Over the past few years of the “Housing for Everyone” competition, the Foundation has invested over $5.25 million to help create or maintain more than 4,800 affordable housing units.
Top
5.	On Our Own
The government seems to have run out of ideas for rebuilding the economy, but businesses and consumers are figuring it out for themselves.
By Nayeli Rodriguez and Ryan Tracy
July 12, 2010 — Newsweek
In Washington, on Wall Street, and in anxious boardrooms and kitchens across the country, concerns are rising about the possibility that the U.S. economy could slip back into recession—a so-called double dip. The economy lost 125,000 jobs in June; the unemployment rate still hovers near 10 percent. Four years after it peaked, the housing market has yet fully to stabilize. Perhaps most distressing, the vital forces of monetary and fiscal policy that the government marshaled to stave off the Great Recession last year seem to have flagged.
In 2008 and 2009 the Federal Reserve (monetary policy) and the political system (fiscal policy) rushed to the aid of the stricken patient. The Fed guaranteed and bought financial assets, slashed interest rates, and flooded the financial system with money. Congress and the White House pushed through an aggressive $787 billion stimulus package. These heroic, expensive interventions jolted the economy back to life. In the first quarter of 2009 the economy shrank at a 6.4 percent annual rate; in the first quarter of 2010 it grew at a 2.7 percent clip.
But the sugar high of low interest rates and government stimulus spending is wearing off. The Federal Reserve, so imaginative when it came to saving the financial system, seems to have run out of ideas for dealing with higher unemployment. More than half the stimulus, about $417 billion, has already been spent. Congress adjourned in July without passing an extension of unemployment benefits. And with midterm elections four months away, a new jobs bill seems unlikely. Even as economic momentum flags, headwinds are gathering strength. In January 2011 most of the Bush-era tax cuts are slated to expire; soon after, the Fed is expected to start raising the rates it controls. The combination of higher interest rates and higher taxes is likely to tamp down consumer spending. Thanks to Washington’s inaction, writes former Clinton labor secretary Robert Reich on his blog, “we are now slouching toward a tepid recovery that could just as well fall into a double-dip recession, while a large portion of our population suffers immensely.”
Sounds pretty grim. But if we had thrown in the towel every time monetary and fiscal policy failed to meet expectations, Americans would be migrating to Mexico in search of jobs. While noting that the U.S. economy has lost some momentum, Macroeconomic Advisers predicts GDP will grow 3.2 percent in 2010 and 4 percent in 2011. “At the end of the day, the recovery will remain intact even if there is no additional policy support,” says Mark Zandi, chief economist at Moody’s Economy.com.
A recession-weary nation is still hurting from the financial meltdown. Click to view the gallery. But there is still much work to be done. And while policy helped stop the panic and shocked the economy back to life, new government initiatives are not what’s going to drive the next phase of recovery. If American businesses and consumers want to avoid a slowdown, they’re going to have to do it themselves. The good news: the expansion can continue if the U.S. economy taps into some of the same non-governmental forces that helped propel the recovery of 2009—a capacity for innovation, resilience, and, most of all, an ability to ride the continuing wave of global growth.
This do-it-yourself stimulus has already started. Corporate America’s balance sheet has never looked better, and consumers are paying down debt and bolstering savings. The challenge is a reluctance to spend. To try to jump-start consumption, companies are enacting mini stimulus programs of their own. In years past, teen-oriented retailer American Eagle has given away free T shirts and movie tickets to potential shoppers as part of a back-to-school promotion. This year it’s offering a free smart phone to shoppers who try on a pair of jeans (and sign up for a plan). Chrysler just kicked off a round of promotions that includes zero-interest financing and an offer to cover the first two installment payments. With banks reluctant to lend to small businesses, warehouse giant Sam’s Club has started a program with an approved Small Business Administration lender, Superior Financial Group. Sam’s Club will essentially subsidize a chunk of the loan process to enable its members to borrow up to $25,000—with the hopes they’ll spend the proceeds in the retailer’s wide aisles.
Private investment in business is suffering because there’s a lot of excess capacity—malls, office buildings, factories not being used. In the absence of new aid packages, some companies are finding that existing programs can catalyze growth. In his July 3 weekly radio address, President Obama announced a $400 million Department of Energy loan guarantee for Abound Solar, based in Loveland, Colo. Abound, a startup that relies on technology developed at Colorado State University, had raised $104 million from private investors in late 2008. “This loan will allow us to complete our factory in Colorado and build a larger plant in Indianapolis—the largest solar plant in the U.S.,” says CEO Thomas Tiller. Abound has 350 employees but is poised to group rapidly. Sales have grown from $6,000 in 2009 to a projected $35 million in 2010 and could rise to $120 million in 2011. “Demand is three or four times what we can make,” notes Tiller. Virtually all the panels Abound stamps out—95 percent—are exported.
Connecting to overseas markets, as Abound Solar is doing, is perhaps the most vital tactic do-it-yourselfers can pursue. For while Europe is faltering, the global economy continues to recover. The International Monetary Fund on July 8 increased its forecast for 2010 global growth to 4.5 percent, in large measure to due to continued strong performances in China, India, Africa, and Latin America. The IMF boosted Brazil’s projected 2010 growth rate to 7.2 percent, up from 5.6 percent in April.
Many experts have discounted President Obama’s call to double exports by 2015 as a pipe dream. But exports have been an engine of U.S. growth, up 17 percent in the first four months of 2010 from the comparable period in 2009. Rapid growth, particularly in Asia, is conjuring immense markets out of nothing for American producers. The New York Times recently reported that China’s purchase of American tree nuts has risen eightfold in the past five years, from $89 million to $737 million. “Exports will continue to provide an important source of output, income, and job growth going forward,” says Zandi.
Disney is building a chain of language schools in China that employs its famous characters to instruct Chinese youths in English. (Here’s hoping Donald Duck isn’t one of the professors.) On July 10 Apple opened a new store in Shanghai, one of 25 it plans to launch in China through 2012. Like many things in China, the store design is a knockoff: the entrance is a glass cylinder that looks just like the entrance to the store in midtown Manhattan. All these efforts may not directly create huge amounts of U.S. jobs, but the rising sales will certainly bolster bottom lines. General Motors’ booming sales in Brazil and China will enable it to repay taxpayers the $43 billion it owes more quickly.
Developments in the global economy are also boosting demand for services, the sector in which most Americans work. Moody’s Economy.com now has a team of 12 U.S.-based staffers working on stress tests on European banks. In the first quarter of 2010 the number of foreign tourists visiting the U.S. was 6.9 million, up 15.3 percent from the year before. At a recent presentation, Lawrence Lau, professor of economics at the Chinese University of Hong Kong and at Stanford, noted that 1 million Chinese tourists visiting the U.S. for two weeks would produce $6 billion per year in revenue. A significant, persistent rise in Chinese tourism could “narrow greatly the U.S.-China trade deficit,” he said.
With banks still reluctant to lend, businesspeople and entrepreneurs frequently have a tough time finding new capital. Here, again, global growth is providing new opportunities. The U.S. may have exited the World Cup in the second round, but there’s one global competition it wins year and year out: the contest for investments. The combination of a huge, wealthy domestic market, a highly productive labor force, deep capital markets, and a legal system that protects intellectual property makes the U.S. a major destination for foreign direct investment—$44 billion in the first quarter of 2010. “The U.S. gets much more foreign direct investment than China, and it could get even more,” says Karl Sauvant, executive director of the Vale Columbia Center on Sustainable International Investment at Columbia University (an institute endowed by and named after a Brazilian steel company).
Already, the deals sections of the Financial Times and The Wall Street Journal read like an international matchmaking service. On July 7, Sweden’s Hexagon, an instrument maker, bid $2.1 billion to buy Intergraph, an Atlanta-based engineering and mapping software company, and GM agreed to sell its GM Global Steering Holdings subsidiary to the Chinese firm Pacific Century Motors for a reported $450 million. According to Thomson Reuters, so far this year there have been 397 deals, worth $116 billion, in which foreign companies bought U.S. firms, up dramatically from 265 such deals, worth $32 billion, in the first half of 2009.
Much as immigrants frequently revitalize abandoned urban areas, well-capitalized foreign firms have proved to be a source of vitality for crippled economic sectors. In May Canada-based TD Bank (formerly Toronto-Dominion) took over three failed Florida banks with a combined 69 branches and $3.9 billion in assets. According to the Federal Deposit Insurance Corp., eight banks that are affiliates of foreign firms have acquired 11 busted institutions. Fiat, which saved Chrysler from liquidation, on July 5 announced it would reintroduce the Fiat brand to American drivers by building dealerships in 41 states.
And even as American banks cut back on lending, foreign banks are entering the market as a new source of credit. “Many of the largest loans, the large property financings that we’ve observed over the last few quarters, have depended on the extension of credit by international lenders that are active in the U.S.,” says Sam Chandan, chief economist at Real Capital Analytics. According to his firm, so far this year international banks have accounted for 17 percent of large loans made on commercial real estate, up from 9 percent in 2009. In late June the Industrial and Commercial Bank of China said it would start making loans greater than $100 million to owners of commercial real estate in the U.S. Banco do Brasil, having received permission from the U.S. government to operate in America, plans to open 15 branches.

The data point to a great irony of today’s economic vista. Just as confidence among Americans in the strength of the recovery is waning, foreigners’ faith in America’s future is on the rise. “You’re not going to put money into a country if you think the economy is going to tank,” notes Sebastian Teunissen, adjunct professor at the University of California, Berkeley, Haas School of Business. In the first year of this expansion the greatest source of support for the U.S. economy came from our nation’s capital. In the second year it will likely come from foreign capital—and our own ingenuity.
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6.	Imagining the Next Wave of Bank M&A By Laurie Kulikowski July 9, 2010 — TheStreet.com
Now that the economy is healing, the rumblings are starting that traditional M&A is on its way back to the bank sector.
There have already been a few smallish transactions, most recently privately held Eastern Bank Corp.’s$163 million agreement to acquire Wainwright Bank & Trust (WAIN) for a hefty premium. Then on Thursday, private equity stepped up as famed distressed investor Wilbur Ross led a $100 million investment in Sun Bancorp.
But the big deals may have to wait a while. Potential acquirers still need word on capital requirements from regulators, and a return to normalized earnings remains beyond the horizon. Banks that might be open to selling themselves are of course dealing with many of the same issues. The eventual shape of finreg and increased competition for failed institutions are also evolving factors. But when the things do pick up, the activity could be brisk.
“This cycle is going to be even bigger than usual,” says analyst Bob Patten of investment bank Morgan Keegan, which is owned by Regions Financial (RF).
Patten predicts the first wave of mergers will be so-called “takeunders” of small banks by larger regional banks looking for fill-in acquisitions. He expects the “transformational” deals to come along in 2011. FDIC-assisted deals for failed or teetering institutions, such as TD Bank’s agreement to purchase the troubled The South Financial Group (TSFG) in May are expected to continue to dominate in the near-term as the industry isn’t quite out of the woods when it comes to credit costs just yet.
10 Potential Small Bank Takeout Targets
Michael Rose, vice president of equity research at Raymond James & Associates, thinks the pace of economic recovery will be key to timing the next wave of bank M&A as management teams need to get more comfortable with being able to value the troubled assets of targets.
Rose predicts consolidation over the next five to 10 years will bring the current tally of more than 8,000 banks in the United States down to roughly 6,000 banks.
The most likely buyers will be the large and mid-size regional banks. The “too big to fail” bunch — mainly Bank of America (BAC), JPMorgan Chase (JPM), Citigroup (C) and Wells Fargo (WFC) — could find it tough to participate as they deal with their sprawling businesses and finreg’s impact. Although they could jump in under the right circumstances, as this article later theorizes.
Foreign names like Canada’s TD Bank, Barclays (BCS), Spain’s BBVA (BBVA) and Banco Santander (STD) also constitute a force to be reckoned with as they are itching for a larger piece of the U.S. consumer.
“When it comes, I think it’s going to be something like an arms race so to speak. Once one of them gets comfortable with doing these transactions,” more banks will do them, Rose says. “At some point — it’s not yet — but when this M&A wave does start, you’re going to see the stocks of these companies rebuild in an M&A premium.”
So what kind of deals will we see when the cycle kicks in?
The Southeast looks like it could be ripe for significant consolidation. Banks of all sizes sought to capitalize on the massive residential housing wave there, and many of these banks are now sitting on mortgages, residential construction, and land and development loans that soured since the downturn.
That being said, the common historical view is that “banks are sold, not bought,” meaning that no deal will get done unless a potential seller’s management team is willing to entertain discussions.
For this article, we decided to look at three sizable regional banks in the South that could be potential sellers over the next few years. All three have yet to pay back TARP funds and are still reporting losses while struggling against overwhelming amounts of troubled commercial and residential loans. Once we settled on who might end up on the block, the next logical step was to make an educated guess about who might be the logical buyer. Here then are three potential hookups:
3. TD Bank and Synovus (SNV)
Headquarters: Cherry Hill, N.J./Portland, Maine and Columbus, Ga.
Combined Branches: approximately 1,300
Combined Deposits: approximately $120 billion
Combined Assets: $192 billion
Why This Merger: From a geographic standpoint, Synovus’ large presence in Georgia, South Carolina as well as Florida, complements TD Bank ‘s “Maine-to-Florida” strategy. Despite a recent large capital raise, Synovus may also be a willing seller in the not so distant future either due to board and/or management exhaustion as it works through its credit troubles.
Commentary: As the U.S. bank subsidiary to Toronto-Dominion Financial Corp. (TD), TD Bank has been aggressively expanding south of the Canadian border for the last five years.
The march began in 2005 when it bought a majority stake in what was once Banknorth of Portland, Maine. TD then bought out the rest of the bank in 2007. It followed that deal up with the acquisition of Mid-Atlantic powerhouse Commerce Bank one year later. Most recently, TD Bank made an entry into Florida through the April FDIC-assisted acquisitions of

Riverside National Bank of Florida, First Federal Bank of North Florida and American First Bank, as well as the previously mentioned agreement to acquire South Financial in May.
The Canadian bank is busy these days integrating the multitude of systems and operations that come along with rapid acquisitions, however TD Bank’s CEO Bharat Masrani said at a recent investor presentation that the bank isn’t ruling out further acquisitions.
"[S]hould a compelling opportunity come up, either an FDIC-assisted transaction or one where the risks are clearly understood and manageable, we would be willing to take a look provided our current integration plans are finalized and well under way to execution,” Masrani said.
Synovus has its fair share of commercial loan problems that it must continue to wade through.
It’s a “very challenging market” and it’s been a “very exhaustive process” on Synovus’ management team, Mogan Keegan’s Patten says. “Over the long haul, the board will start to consider their strategic alternatives,” and its attractive capital cushion will appeal to buyers, especially to buffer against further writedowns in its loan portfolio, he posits.
One other factor which may induce Synovus to sell — longtime Chairman and CEO Richard Anthony took a leave of absence for medical reasons in June. While the board named temporary replacements to fill Anthony’s position, if Anthony were to be replaced permanently, the board may decide that a sale is the best alternative for shareholders.
For now though Synovus has bought itself time by completing a capital raise of over $1 billion in May.
But Synovus “fits the profile of a highly coveted acquisition candidate,” Rose of Raymond James says, noting that it’s one of the few banks with size and scale in the South, particularly in Georgia and Florida, which will “become more valuable over time.”
2. JPMorgan Chase (JPM) and SunTrust Banks (STI)
Headquarters: New York and Atlanta
Combined Branches: 6,800
Combined Deposits: $1.04 trillion
Combined Assets: $2.2 trillion
Why This Merger: SunTrust has long been known as the JPMorgan of the South so why not make it official? Seriously though, SunTrust provides across-the-board banking and investment services to consumers and institutional customers, like, you guessed it, JPMorgan! The bank is also located in an area where JPMorgan lacks significant presence, but may want to eventually gain access, given the large amount of retirement assets in region as well as SunTrust’s relationships with area businesses.
Commentary: Lots of ifs, ands or buts come along with raising the prospect of this deal, but in theory it does make sense. We know that JPMorgan’s CEO Jamie Dimon is looking outside of the U.S. for future growth. We know that the banking titan is hitting the deposit cap limit, if it hasn’t already surpassed it. We know it is still integrating Washington Mutual and Bear Stearns and we know that banks are sold not bought.
But let’s say in two to three years, SunTrust’s management decides to test the waters.
If the price is right, Dimon is smart enough to figure a way to get the deal done.
“I don’t think you can discount JPMorgan,” says Raymond James’ Rose, who does not cover JPMorgan, adding that historically SunTrust’s valuation included an M&A premium in the stock.
To be fair, JPMorgan wouldn’t be the only bank looking at SunTrust. Other banks including foreign banks (rumors surfaced that Barclays was sniffing around the bank this week), and perhaps even a U.S. Bancorp (USB) may want a piece of the Southeast via SunTrust.
1. BB&T (BBT) and Regions Financial (RF)
Headquarters: Winston-Salem, N.C. and Birmingham, Ala.
Combined Branches: approximately 3,700
Combined Deposits:$202.4 billion
Combined Assets:$300.9 billion
Why This Merger: Again, another combination that has been posited in the past, but that doesn’t change the fact that BB&T could gain some major cost savings from the overlap of franchises, while at the same time picking up complementary adjacent markets that would make the combined entity a true Southern powerhouse.
Commentary: BB&T has long been friendly to M&A and states in its investor presentation materials that it is looking for banks and thrifts with “compatible cultures” to enhance its banking franchise. The North Carolina-based bank completed one of the largest FDIC-assisted deals of last year by purchasing Colonial Bank.
Morgan Keegan’s Patten says BB&T is likely to play defense, given that banks headquartered outside of the South are eager for real estate in that area of the country, such as TD Bank and Fifth Third (FITB). Patten doesn’t discount the possibility of any “substantial in-market” deal for BB&T.
“Looking forward, my view is that [BB&T CEO] Kelly King and the rest of management see the banking environment as a slower growth revenue scalable environment and the only way to out-earn peers is by integrating strategic acquisitions with good cost saves,” says Patten, who declined to comment specifically on the potential for a BB&T/Regions transaction because Morgan Keegan is owned by Regions.)
Regions has been named more than once as a potential seller, including in a recent research report from Credit Suisse that listed the bank as one of its four names with the “highest probability” of a takeout sometime next year.
Analysts say that the culture at Regions, which is a culmination of three large bank mergers including the 2004 merger with Union Planters and the 2006 merger with AmSouth, never really meshed well, which could give BB&T a leg up.

With the economy off its 2008-2009 lows, BB&T CEO King has said that the bank will turn back to unassisted deals, so who knows?
"[W]e’re not opposed to looking at unassisted deals at this point, but we are remaining firm in terms of having a conservative view with regard to the economics of it,” King said in a recent conference call.
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7.	Business: Good deeds WBC receives grant from TD foundation July 11, 2010 — Seacoastonline.com
PORTSMOUTH — TD Bank, through the TD Charitable Foundation, recently donated $10,000 to Women’s Business Center.
The funds will help the organization fund its educational programs and business counseling. The continued development and implementation of a statewide educational program will help serve the growing membership and changing needs of the small business community.
“We are proud to be a grant recipient from the TD Charitable Foundation. We are working in a highly competitive environment and we are honored to have our work and impact on the small business community acknowledged through the financial support of the TD Charitable Foundation” said WBC Executive Director Christine Davis.
A commitment to active involvement in the local community is a vital element of the TD Bank philosophy. TD Bank provides financial and other kinds of support to education, community, human service, arts and health-related programs, many of which focus on improving the welfare of children and families.
The WBC, is a nonprofit organization established in 1995 to support entrepreneurial women. For more information, visit www.womenbiz.org. For more about the TD Charitable Foundation, including an online grant application, visit www.TDBank.com.
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8.	Community Banks are Expanding As big banks struggle, small banks open new branches By Alyssa Sunkin July 11, 2010 — Times Herald-Record
The financial downturn that brought down some of the nation’s largest banks has had an opposite effect on small community banks in the mid-Hudson.
Community banks are finding now to be an opportune time to expand and compete head-on with large banks still struggling to shake off toxic loans that helped lead to the Great Recession.

The First National Bank of Jeffersonville opened branches in the Village of Bloomingburg and hamlet of White Lake during the last six months.
Orange County Trust opened a branch in the Village of Goshen in December and one in the Town of Newburgh in May. Plans are in the works to open a location in Fishkill in 2011.
Walden Savings Bank is in the midst of building a new branch in the Village of Florida, joining locations in the hamlets of Circleville and Middle Hope that opened in the last three years.
“It wasn’t a gamble” to expand, said Wayne Zanetti, CEO and president of Jeff Bank. “I think large banks, Bank of America, TD Bank, they are very vulnerable right now.”
Most local banks never participated in the subprime lending practices that brought down larger banks such as Washington Mutual and Wachovia. While community banks may have had to renegotiate terms of loans, the financial strain did not compare to that felt by the larger institutions.
Recovery varies nationwide
That doesn’t mean that all community banks across the nation are experiencing the same growth as those in the Hudson Valley. Growth in community banks is linked to how quickly local markets recover from the economic downturn, said Paul Merski, senior vice president and chief economist for the Independent Community Bankers of America, which represents nearly 5,000 community banks nationwide.
In other words, banks in the areas hardest hit by the collapse of the housing market will take longer to recover. That said, many community banks are more stable than they ever were, courtesy of attracting more accounts from people and small businesses.
Orange County fares well
From mid-2007 to mid-2009, Walden Savings Bank’s Orange County deposits increased 16 percent, according to Federal Deposit Insurance Corp. data. Orange County Trust’s jumped 20 percent. Overall, deposits in Orange County increased less than 10 percent — and most of that increase stems from a change in the way KeyBank classifies its deposits.
“We’re doing well through the recession because people are re-evaluating where they are doing their banking,” said Terry Saturno, CEO and president of Orange County Trust. “Many are coming back to community banks.”
Walden Savings Bank’s expansion into Florida marks the first time in five years that the village will be home to an Orange County-based bank. That’s how long it’s been since Provident Bank acquired the National Bank of Florida. The full-service branch with drive-up ATM is expected to open in September, said Gill Mackay, executive vice president and project administrator.
Mackay said there’s more growth to come.
“At this point, there is no thought of stopping our expansion,” he said.
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9.	Wachovia ATMs Going Envelope Free In advance of becoming Wells Fargo, the bank is modernizing its machines By Jeff Blumenthal July 12, 2010 — Philadelphia Business Journal
As a precursor to being rebranded as Wells Fargo & Co. next spring, all local Wachovia Bank ATMs will be converted to modern envelope-free machines this fall.
The bank already swapped out 100 of the oldest southeastern Pennsylvania ATMs in June with the rest being converted in September and October and South Jersey recently completing conversion of all of its ATMs to envelope-free.
Wachovia has 283 ATMs in southeastern Pennsylvania alone, of which 212 accept deposits. The bank said it will add 35 to 40 more ATMs in Pennsylvania and Delaware as part of the process.
“We identified the sites that could benefit from additional ATMs based on transactional volume,” Wachovia spokeswoman Barbara Nate said.
San Francisco-based Wells Fargo acquired Charlotte, N.C.-based Wachovia Corp., the largest bank in the Delaware Valley based on deposits, in January of 2009. About 6,500 of the combined company’s roughly 12,600 ATMs have envelope free machines — all of which are Wells Fargo sites as Wachovia never introduced the technology.
Customers can stack up to 30 checks at a time in the new ATMs, which record an e-image for transmission to a processing site. Customers can also place up to 50 bills at a time in the machines and it gives immediate credit for cash.
The machines also have a later cut off to get the deposit posted on that day. On the older machines, customers needed to make a deposit by 4 p.m. to have it considered as posted that day. Now they will have until 8 p.m.
The new ATMs will have a memory when it comes to individual customer transactions. It will give three quick options based on the most common transaction that customer has made. For instance, if a customer frequently withdrawals $50 at a time, that would be one of the three options.
Nate said there are six language options, receipt preferences and stamp dispensers.
One recent green enhancement is the ability to have a receipt e-mailed — to either a customer’s on-line banking mailbox or e-mail address. That feature will not be available locally until Wachovia is rebranded into Wells Fargo next year — which will occur in the first quarter for South Jersey and most likely early second quarter for Pennsylvania.
As more customers have become environmentally conscious and tech savvy in recent years, envelope-free ATMs have become more common at banks. Some of Wells Fargo’s chief local competitors have already unveiled the technology.
PNC Bank said it has offered envelope-free deposits since 1992 and check images on ATM receipts since 2006. Spokesman Patrick McMahon said a popular feature started in 2008 allows for personalized transactions where customers can enter preferences regarding language, amount of withdrawal, which account and whether the customer wants a receipt with five keystrokes. PNC said it has more than 800 local ATMs but most are located in Wawa convenience stores. While those offer free withdrawals, customers cannot deposit into those.
Bank of America piloted its deposit image ATMs in 2005 and rolled them out two years later. By the end of last year, all 138 local Bank of America deposit-taking ATMs were updated with the latest technology. Spokesman T.J. Crawford said customers can scan up to 10 checks at once and 40 bills at a time and communicate using seven different languages.
TD Bank began rolling out envelope-free ATMs last fall in New England and will gradually replace all of its older machines with the new ones within a three year span. Currently, only seven of 145 local ATMs are envelope-free. Spokeswoman Rebecca Acevedo said all new locations will receive the updated machines.
Citizens Bank, Sovereign Bank and First Niagara Bank do not yet have envelope-free ATMs
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10.	Canadian Economy Continues Strong Recovery By Rob Gillies July 9, 2010 — Associated Press [Similar article in St. Petersburg Times (FL), The Ledger (FL), The Buffalo News (NY).]
TORONTO — Canada’s economy’s continues to outshine other advanced countries as the unemployment rate unexpectedly dipped below 8 percent for the first time in a year and half.
Statistics Canada said Friday the country added a higher-than-expected 93,000 jobs in June and said the unemployment rate dropped to 7.9 percent.
Economists had expected a more modest 15,000 to 20,000 job increase and that the rate would remain at 8.1 percent. It’s the second biggest gain ever recorded by the agency in terms of the number of jobs and comes after Canada added a record 108,700 jobs in April and 24,700 in May.
The government said the new jobs were evenly split between full-time and part-time positions.
In less than a year Canada has made up nearly all the jobs lost during the recession.
“We’ve replaced those jobs already. It is quite something how we are rebounding,” said Dawn Desjardins, assistant chief economist at Royal Bank.
Desjardins said low interest rates, a stable banking system and the government’s comparative strong fiscal position has spurred the recovery. Although its deficit is currently at a record high, the International Monetary Fund expects Canada to be the only one of the seven major industrialized democracies to return to surplus by 2015.
Canada entered the global downturn in the last three months of 2008 and withstood the global economic crisis better than most developed countries. There was no mortgage meltdown or subprime lending crisis in Canada where the financial sector is dominated by five large banks.
Last month, Canada became the first Group of Seven nation to raise interest rates since the crisis. Economists said the strong jobs report provides further impetus for the central bank to raise rates again on June 20.
“Given the strength of the banking sector and the domestic economy once the financial crisis began to dissipate, confidence among employers was very quick to respond whereas in the U.S. there are signs that confidence remains quite shaky,” said Derek Burleton, Deputy Chief Economist at TD Bank.
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INDUSTRY NEWS
1.	Bank of America Trades Hid Billions in Debt In letter to regulators, bank says 6 trades led to ‘unintentional’ accounting By Sam Mamudi July 10, 2010 — Wall Street Journal
NEW YORK (MarketWatch) — Bank of America Corp. has told federal regulators that it made six trades from 2007 to early 2009 that led to it hiding billions of dollars of debt, according to a media report Saturday.
Bank of America (BAC 15.11, +0.25, +1.68%) made the admission in an April letter to the Securities and Exchange Commission, The Wall Street Journal reported in its online edition.
The bank had acknowledged in its last quarterly report that its accounting for the deals, at quarter-ends from 2007 to 2009, was incorrect, added the Journal. The letter has been posted as a regulatory filing.
The trades might be examples, suggested the Journal, of Wall Street’s practice of end-of-quarter window dressing, in which banks temporarily shed debt before reporting their finances.
The practice of window dressing suggests that banks are usually carrying more debt than is commonly realized.
The Journal said that while window dressing itself isn’t illegal, intentionally hiding debt is against regulations. The paper said, though, that B. of A. claims its incorrect accounting wasn’t intentional, adding that the SEC hasn’t taken any action against B. of A. over the matter.
Bank of America said that the six trades were incorrectly accounted because it classified shorter-term financing deals, known as repos, as sales when they should have been logged as debt. This means the bank was taking assets off its balance sheet, giving the appearance of lower leverage, said the Journal.

The paper said, however, that B. of A. claimed the accounting errors were immaterial to its financial results and didn’t affect its earnings. The bank also said it hasn’t made any such trades since early last year, and blamed the errors on poor internal controls.
The six trades amounted to as much as $10.7 billion in repos, said the paper. They were what are known as dollar roll trades, which see mortgage-backed securities sent to a trading partner with a simultaneous agreement to buy back similar securities soon after.
According to the Journal, B. of A. said the trades were designed in a way that the securities coming back would be similar to but not “substantially the same” as those sent out. But, said the paper, the securities that came back were “substantially the same”, for instance they were the same type with the same guarantor and coupon.
The paper also noted that B. of A.’s trades are similar to what a bankruptcy-court examiner said Lehman Brothers Holdings Inc. did to make its finances look healthier — Lehman used a repo strategy called Repo 105 to shift $50 billion off its books.
The Journal added that an SEC review on repo practices may be released this coming week. The agency in March sent letters to large financial companies asking about their repo accounting. An SEC official said in May that there was no evidence of widespread inappropriate practices. The official added, however, that the SEC had asked several firms to provide more disclosure about their activities in the area.
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2.	Wells Fargo Ends Free Checking Before New Bank Rules By Dakin Campbell July 09, 2010 — BusinessWeek
(Bloomberg) — Wells Fargo & Co., the U.S. bank with the largest branch network, eliminated free checking accounts for new customers as firms prepare for stricter consumer-protection measures.
New basic checking accounts carry a $5 monthly fee as of July 1, said Julia Tunis Bernard, a spokeswoman for the San Francisco-based bank. Wells Fargo also established minimum deposit requirements for waiving the fee, she said.
“We’re no longer offering free checking as a new product or new account,” Bernard said in an interview yesterday. In addition to evaluating best practices, the lender considers “industry trends and changes in the economic and regulatory environment,” she said.
Chief Executive Officer John Stumpf joins other banks in replacing lost fee revenue as Congress nears creation of a consumer protection agency and the Federal Reserve implements rules restricting overdraft fees. Bank of America Corp., the largest U.S. bank by assets and deposits, is developing a tiered structure of charging for checking accounts, the Wall Street Journal reported last month.
New regulations may cut as much as 15 percent of the revenue that banks get from checking accounts, more than half of which are already unprofitable, according to Celent, a Boston- based research firm. Lenders traditionally cover the cost of free checking with overdraft or automated teller machine fees.

“Overdraft fees are big money to most retail banking operations,” Celent analyst Bart Narter said in the May report. “It is the engine that pulls along free checking.”
Avoiding the Fee
To avoid the monthly fee, new Wells Fargo customers will have to maintain a $1,500 minimum average balance or receive a direct deposit of at least $250, Bernard said. The new rules, posted on the company’s website, don’t affect existing customers.
Wells Fargo had offered free checking in every state except California, Bernard said. It made up a small percentage of new account volume because most customers bundle checking with other services, she said. Basic checking accounts in California had required a minimum balance of $1,000 or a $100 monthly direct deposit.
The financial-reform bill was passed by the House of Representatives last month and awaits Senate approval before being sent to President Barack Obama.
The lender reported $1.3 billion in service charges on deposit accounts in the first quarter, down 4 percent from the same period last year, according to an April 21 statement. Consumer checking accounts grew 7 percent in the period ended March from a year earlier.
Wells Fargo has 6,600 retail branches and 2,200 mortgage offices, the most of any U.S. bank, according to a July 7 statement. The new rules won’t apply to Wachovia Corp. branch offices until the branches are converted to Wells Fargo, Bernard said. Wells Fargo bought Wachovia for $12.7 billion in 2008 and has said the merger will be finished by next year.
—With assistance from Bradley Keoun in New York. Editors: Dan Reichl, David Scheer.
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3.	Small-Business Lending Fund Finds Unexpected Support in Senate By Cheyenne Hopkins July 12, 2010 — American Banker
WASHINGTON — A drive to create a $30 billion small-business lending fund — once thought headed to a quick death in the Senate — may now be on its way toward swift passage.
The bill has already passed a key vote in the Senate, and Democratic leaders have taken steps to try and block a host of amendments from being added to the measure. The legislation is likely to be taken up for final approval this week, where industry representatives said they expect it to pass.
Observers attribute the surprising turnaround to the bill’s relatively low profile — regulatory reform has drawn most of the attention in recent weeks — and a connection to a politically popular effort to help small businesses.
“I just think there’s a very strong need to help small-business expansion on every front possible,” said Gene Sperling, counselor to the Treasury secretary. “As people see more that this is a program completely outside of Tarp and that’s just for small banks whose lending tends to be the small businesses ... it’s hard to object to.”

Outside observers agreed.
“Everybody is sympathetic to small businesses,” said Mark Calabria, director of financial regulations studies at the Cato Institute and a former staffer for Sen. Richard Shelby, R-Ala. “It’s one of those constituencies that everyone cares about and it fits into the job-creation mantra. And I’m sure every senator has heard someone say they can’t get a loan for their small business.”
Senate Republicans had been expected to rally against the measure, which would create a $30 billion fund that community banks could tap as capital to increase lending to small businesses.
In the House, GOP members had vigorously opposed the bill, branding it another Troubled Asset Relief Program. The House passed the bill June 17 by a 241-to-182 vote, with only three Republicans voting for it.
Senate Republicans had been expected to follow suit, but instead the bill easily cleared a June 29 procedural vote, 66 to 33, that limited debate on the legislation.
Adding further momentum, Senate Majority Leader Harry Reid filed an “amendment tree” on the bill, a controversial procedural maneuver designed to block senators from offering amendments and speeding up the bill’s passage.
To combat criticism that it is just another Tarp, the bill would attempt to push lenders to use money from the fund to boost small-business lending. Banks would see their dividend on the capital they receive drop as they increased loans to small businesses. For example, if such lending rose by more than 10% during the year, the dividend rate would drop from an initial 5% rate to 1%. Other restrictions of Tarp, including executive compensation limits and warrants, are not part of the new program.
Jim MacPhee, the chief executive of the $81.2 million-asset Kalamazoo County State Bank in Schoolcraft, Mich., said he does not think the Senate will accept the argument that this is another Tarp. “I think this bill will pass,” he said. “My gut feeling is they know it’s the right thing. They know it’s not Tarp. This bill is not about injecting capital into failed banks. This bill is about getting lending started at the ground level.”
Also helping the bill are additional provisions that would give tax relief to small businesses and provide federal funds to states with capital access programs, and other measures expected to be added that would extend the Small Business Administration’s 7(a) and 504 programs. “Ultimately people are going to be voting on an overall package that’s going to include tax relief for small business, SBA expansion, as well as these two lending initiatives,” Sperling said.
Michael Stevens, senior vice president of regulatory policy at the Conference of State Bank Supervisors, agreed.
“At its core, it’s an economic issue. So if there is a program that can be adopted that is not costly ... that can be used to stimulate the economy and generate jobs, then that could generate everyone’s interest as they are thinking of going home and running for re-election,” he said.
The SBA provisions will also help the legislation, many said.

“I have to believe that everyone is concerned the SBA programs — the 7(a) and 504 programs — have ground to a standstill,” said Jane Butler, executive vice president of lender relations at the National Association of Government Guaranteed Lenders. “And it’s a shame that it takes having the Recovery Act benefits expire for people to recognize their importance to the economic recovery effort.”
Some said the bill was helped by a lack of attention during the regulatory reform debate.
“With so much going on in D.C., the small-business lending fund has flown under the radar, which has been to its benefit,” said Jon Winick, the president of Clark Street Capital. “It’s not been discussed in great detail on the Sunday-morning talk shows and the blogosphere. ... It has not yet become a political issue which has allowed this initiative to proceed without much opposition. However, if one senator decides to make this a political issue and characterize it as a Tarp 2.0, it could run into resistance.”
It is also helped by the active support of community bankers, who remain more politically popular than large institutions.
Community banks “are the ones that need a little help, a little financing to help them, not on their bottom lines in terms of their stability, because they are quite stable,” Sen. Mary Landrieu, the chairman of the Small Business and Entrepreneurship Committee, said on the Senate floor two weeks ago. “I am extremely proud of our small banks around this country that did not go belly up. They are strong. They have money to lend. We want to give them some additional funding to lend.”
The only potential threat to the bill’s passage may be an amendment pushed by credit unions to raise their small-business lending limits. If such a measure were added to the bill, community bankers would likely pull their support for the bill.
Small banks “would not support the small-business lending bill if it, in fact, opened up the lending limit for tax-exempt credit unions,” said Paul Merski, senior vice president and chief economist at the Independent Community Bankers of America.
It’s unclear if the measure will be included, but sources said Friday it was supported by the Treasury Department. Merski said bankers were fighting to keep it out of the bill. “It’s a serious threat to the legislation because the broad financial sector will peal off their support of the package if it gets added,” he said.
Also unclear is whether all six Republicans who voted for cloture on June 29 will continue to support the bill. Merski warned that some senators may object to Reid’s procedural maneuver to limit amendments to the legislation. “It may be complicated by senators who wanted to amend the bill that now will find that difficult,” he said.
Indeed, although Sen. Olympia Snowe, R-Maine, voted for cloture, her office indicated last week that she had concerns with parts of the bill, particularly the small-business lending fund.
“Having been calling for action on a bill since February, of course we supported getting on the bill to begin debate in the Senate,” said Julie Lawless, a spokesman for Snowe. “Sen. Snowe believes the substitute amendment contains many of her long-standing small-business tax, lending, contracting, exporting and regulatory reform priorities, and is pleased that the majority leader has decided to consider this bill on the Senate floor. However, she continues to have deep reservations about the Treasury lending facility title to the bill.”
Another outstanding concern is whether — even if Congress enacts the bill — community banks will use the new program.
Winick said it could be valuable for bankers needing to clean up their balance sheet to free capital for lending. “There’s no question that the community banks we talk with are incredibly skeptical of government help,” he said. “It’s likely that this program will be used primarily by institutions that feel like they need it. For institutions that don’t need capital, even though this is cheap capital, they may be reluctant to take it.”
Stevens said participation would vary according to geographic recovery and loan demand. “The way it’s structured, you are not going to participate in the program unless you feel it’s going to succeed and you have the loan demand needed,” he said.
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4.	Reform Bill’s Exec Pay Mandates May Help Banks Rehab Image By Heather Landy July 12, 2010 — American Banker
Bankers may never be considered Boy Scouts on compensation, but in terms of the executive pay provisions in the financial reform bill, they certainly are prepared.
Say on pay? Check. Any recipient of the Troubled Asset Relief Program already is familiar with the practice, which allows shareholders to cast nonbinding, up-or-down votes on executive pay packages. Under the Dodd-Frank bill before Congress, all public companies must adopt say on pay.
Independent compensation committees? Check. Like most big public companies, banks generally already comply with corporate governance standards advocating that only independent directors serve on board compensation committees.
Clawback measures? Descriptions of pay-for-performance plans? Regulatory monitoring for unsafe or unsound compensation practices? Check, check, check.
Between the strings attached to Tarp, the voluntary reforms adopted by banks in response to the crisis and the Federal Reserve’s new guidance on pay, banks are poised to meet the compensation-related requirements of the proposed legislation with little additional effort.
“As a substantive matter, there’s really not going to be a lot new in terms of what banks need to do,” said Lawrence Cagney, the chairman of the executive compensation and employee benefits group at the law firm Debevoise & Plimpton LLP.
What’s more, in the areas where extra legwork will be necessary — for example, calculating the median compensation for all employees below the level of chief executive and comparing that figure to the CEO’s pay — banks, if not exactly best in class, should come out looking relatively good next to companies in other kinds of industries.

Think of big-box retailers that employ throngs of hourly workers, or manufacturers with plants strategically placed in cheap-labor markets.
Few of those would have the vast numbers of highly paid people below the rank of CEO, as big banks do, to help bump up the median against which the CEO will be compared.
“It’s entirely possible, and in some of these high-profile banks very likely, that the most highly compensated individuals are not the CEOs,” said Nora McCord, a managing director at Steven Hall & Partners, an executive compensation consulting firm in New York.
“It might be a number of people that are over, and in some instances over by a significant amount. Meanwhile, for all the flak banks have taken on the pay front, they’ve made an effort to tamp down pay at senior, disclosable levels, and I think that will probably help them as well” to avoid offending popular sensibilities about compensation.
But lest bank CEOs get too comfortable, Sarah Anderson, an executive pay analyst with the Institute for Policy Studies, a progressive Washington think tank, points out that there are about half a million bank tellers averaging less than $25,000 a year, while CEOs of big banks still earn millions.
“When you have such extreme gaps between people on the bottom and people on top, it can hurt morale at companies, which can turn into problems with productivity,” Anderson said.
“And we have broader concerns about the impact such inequality has on the health of society.”
It’s impossible to predict exactly how banks will stack up versus other industries on this measure until the Securities and Exchange Commission comes up with more specific guidelines for interpreting the rule. Will compensation figures include bonuses? Health benefits? Will non-U.S. workers figure into the median data?
As with many aspects of the proposed legislation, it will be left up to regulators to figure out the details.
But some pay provisions in the bill are quite specific.
For instance, on say on pay, six months after the bill’s presumed enactment, public companies must arrange to hold say-on-pay votes at their next annual meeting.
At the same meeting, shareholders also must be asked whether they prefer future say-on-pay votes to be held yearly, once every two years or once every three years.
Moreover, the time frame question must be revisited at least once every six years, in case shareholders change their minds on how frequently they want the option to cast votes on pay packages.
A recent Towers Watson survey found that only 12% of public companies feel “very well prepared” for the say-on-pay mandate, giving Tarp alumni a head start on their nonbank peers.
Just as they were under Tarp, the say-on-pay votes would be only advisory in nature, with boards having the option of ignoring shareholder sentiments entirely.

However, there is another provision in the bill that would give the say-on-pay measure a few extra teeth.
Under the legislation, Congress would grant explicit authority to the SEC to adopt rules providing shareholders with access to company proxies to nominate directors.
This would make it easier, and cheaper, for investors to wage proxy campaigns and replace directors — perhaps giving boards, including those of banks, an extra incentive to take their shareholders’ say-on-pay votes to heart.
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